Filed Pursuant to Rule 424(b)(5)
Registration No. 333-143852

PROSPECTUS SUPPLEMENT

(To prospectus dated June 18, 2007)

$200,000,000

4.50% Convertible Senior Subordinated Notes due 2012

Interest payable May 15 and November 15

We are offering $200,000,000 principal amount of our 4.50% Convertible Senior Subordinated Notes due 2012. The notes will bear interest at a rate of 4.50% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning May 15, 2008. The notes will mature on November 15, 2012.

Holders may convert their notes at their option prior to the close of business on the business day immediately preceding September 15, 2012 only under the following circumstances: (1) during any fiscal quarter commencing after December 31, 2007, if the last reported sale price of the common stock for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each such trading day; (2) during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price (as defined below) per $1,000 principal amount of notes for each day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such day; or (3) upon the occurrence of specified corporate events. On and after September 15, 2012 until the close of business on the third business day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, we will satisfy our conversion obligation by paying and delivering, as the case may be, cash and shares of our common stock, if any, as described in this prospectus supplement.

The conversion rate will initially be 17.3160 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $57.75 per share of common stock). The conversion rate will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, following certain corporate transactions that occur prior to the maturity date, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate transaction in certain circumstances.

We may not redeem the notes.

If we undergo a fundamental change, holders may require us to purchase the notes in whole or in part for cash at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the fundamental change purchase date.

The notes will be our unsecured senior subordinated obligations and will rank senior in right of payment to our existing and future subordinated indebtedness; equal in right of payment to our existing and future unsecured senior subordinated indebtedness; junior in right of payment to any of our senior indebtedness (whether secured or not) and secured, senior subordinated or subordinated indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness incurred by our subsidiaries.

The notes will not be listed on any securities exchange. Our common stock is listed on the New York Stock Exchange under the symbol “PVA.” The last reported sale price of our common stock on the New York Stock Exchange on November 29, 2007 was $41.67 per share.

We are making a concurrent offering of 3,000,000 shares of our common stock. The common stock offering and this offering are not contingent on one another.

Investing in the notes involves risks. See “ Risk factors” beginning on page S-18 of this prospectus supplement and in the documents incorporated by reference in this prospectus supplement.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to public	Underwriting Discounts and Commissions	Proceeds to Penn Virginia Corporation

Per note	100%	3.00%	97.00%
Total	$200,000,000	$6,000,000	$194,000,000

We have granted the underwriters the option to purchase within a period of 13 days beginning with the date we first issue the notes up to an additional $30,000,000 aggregate principal amount of notes, solely to cover over-allotments.

We expect that delivery of the notes will be made to investors in book-entry form through The Depository Trust Company on or about December 5, 2007.

Joint book-running managers

JPMorgan	Lehman Brothers	Wachovia Securities

Co-managers
RBC Capital Markets		UBS Investment Bank

November 29, 2007

PENN VIRGINIA CORPORATION

Penn Virginia's Oil & Gas Operations[1]

Oil & Gas Operations Summary

Proved reserves[2]	487 Bcfe
2006 production	85.6 MMcfe/d
3Q07 production[3]	120.6 MMcfe/d

Mid-Continent
11%
Appalachia
32%
East Texas
22%
Mississippi
25%
Gulf Coast
10%

Mid-Continent

Proved reserves[2]	52 Bcfe
2006 production	3.4 MMcfe/d
3Q07 production[3]	13.6 MMcfe/d

Appalachia

Proved reserves[2]	156 Bcfe
2006 production	35.0 MMcfe/d
3Q07 production[3]	36.7 MMcfe/d

Mississippi / Selma Chalk

Proved reserves[2]	121 Bcfe
2006 production	17.6 MMcfe/d
3Q07 production[3]	21.9 MMcfe/d

East Texas / Cotton Valley

Proved reserves[2]	109 Bcfe
2006 production	12.4 MMcfe/d
3Q07 production[3]	22.7 MMcfe/d

Gulf Coast

Proved reserves[2]	49 Bcfe
2006 production	17.2 MMcfe/d
3Q07 production[3]	25.7 MMcfe/d

[1] Does not reflect operations associated with PVR's coal and natural resource management or natural gas midstream businesses
[2] Proved reserves are as of December 31, 2006 and do not include acquisitions and divestitures completed during 2007
[3] 3Q07 production represents average daily production for the quarter ended September 30, 2007

Prospectus supplement

Prospectus

S-i

About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement and the documents incorporated by reference herein, which, among other things, describes the specific terms of this offering. The second part, the accompanying prospectus and the documents incorporated by reference therein, gives more general information, some of which may not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus. We have not authorized anyone to provide you with different information. We are not and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

All references in this prospectus supplement to:

•	“PVA” are to Penn Virginia Corporation, a Virginia corporation and the issuer;

•	“PVOG” are to Penn Virginia Oil & Gas Corporation, a Virginia corporation and a wholly owned subsidiary of Penn Virginia Corporation;

•	“PVG” are to Penn Virginia GP Holdings, L.P., a Delaware limited partnership; and

•	“PVR” are to Penn Virginia Resource Partners, L.P., a Delaware limited partnership.

S-ii

Forward-looking statements

Some of the information included in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference contains forward-looking statements. These statements use forward-looking words such as “may,” “will,” “anticipate,” “believe,” “expect,” “project” or other words of similar meaning. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition or state other “forward-looking” information. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statements. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the cautionary statements in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. These statements reflect our current views with respect to future events and are subject to various risks, uncertainties and assumptions, including, but not limited, to the following:

•	the volatility of commodity prices for natural gas, crude oil, natural gas liquids, or NGLs, and coal;

•	our ability to develop and replace oil and gas reserves and the price for which such reserves can be acquired;

•	the relationship between natural gas, coal, oil and NGL prices;

•	the projected demand for and supply of natural gas, crude oil, NGLs and coal;

•	the availability and costs of required drilling rigs, production equipment and materials;

•	our ability to obtain adequate pipeline transportation capacity for our oil and gas production;

•	competition among producers in the oil and natural gas and coal industries generally and among natural gas midstream companies;

•	the extent to which the amount and quality of actual production of our oil and natural gas or PVR’s coal differs from estimated proved oil and gas reserves and recoverable coal reserves;

•	PVR’s ability to generate sufficient cash from its businesses to maintain and pay the quarterly distribution to its general partner and its unitholders;

•

the experience and financial condition of PVR’s coal lessees and natural gas midstream customers, including the lessees’ ability to satisfy their royalty, environmental, reclamation and other obligations to PVR and others;

•	operating risks, including unanticipated geological problems, incidental to our business and to PVR’s coal or natural gas midstream business;

•	PVR’s ability to acquire new coal reserves or natural gas midstream assets and new sources of natural gas supply and connections to third-party pipelines on satisfactory terms;

•	PVR’s ability to retain existing or acquire new natural gas midstream customers and coal lessees;

•	the ability of PVR’s lessees to produce sufficient quantities of coal on an economic basis from PVR’s reserves and obtain favorable contracts for such production;

S-iii

•	the occurrence of unusual weather or operating conditions including force majeure events;

•

delays in anticipated start-up dates of our oil and natural gas production, of PVR’s lessees’ mining operations and related coal infrastructure projects and new processing plants in PVR’s natural gas midstream business;

•	environmental risks affecting the drilling and producing of oil and gas wells, the mining of coal reserves or the production, gathering and processing of natural gas;

•	the timing of receipt of necessary governmental permits by us and by PVR or PVR’s lessees;

•	hedging results;

•	accidents;

•

changes in governmental regulation or enforcement practices, especially with respect to environmental, health and safety matters, including with respect to emissions levels applicable to coal-burning power generators;

•	uncertainties relating to the outcome of current and future litigation regarding mine permitting;

•

risks and uncertainties relating to general domestic and international economic (including inflation, interest rates and financial market) and political conditions (including the impact of potential terrorist attacks);

•	PVG’s ability to generate sufficient cash from its interests in PVR to maintain and pay the quarterly distribution to its general partner and its unitholders; and

•

other risks set forth in “Risk factors” in this prospectus supplement and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, or the 2006 Form 10-K, incorporated herein by reference.

S-iv

Summary

This summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before deciding whether or not to invest in the notes. For a more complete understanding of our company and this offering, we encourage you to read this entire document, including “Risk factors,” the financial and other information incorporated by reference in this prospectus supplement and the other documents to which we have referred you. See “Glossary of selected terms” for a glossary of some of the terms used in this prospectus supplement. Unless indicated otherwise, the information presented in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional notes from us.

Penn Virginia Corporation

We are an independent oil and gas company primarily engaged in the exploration, development, and production of natural gas and oil through our wholly owned subsidiary, Penn Virginia Oil & Gas Corporation, or PVOG. At December 31, 2006, PVOG’s estimated proved reserves totaled 487 Bcfe and were located in various onshore U.S. regions including East Texas, the Mid-Continent, Appalachia, Mississippi and the Gulf Coast. For the nine months ended September 30, 2007, we produced 29.9 Bcfe, a 31.7% increase compared to 22.7 Bcfe for the nine months ended September 30, 2006. For the year ended December 31, 2006 and the nine months ended September 30, 2007, we had consolidated net cash flow from operations of $275.8 million and $209.0 million and our oil and gas business had EBITDAX of $175.5 million and $148.0 million. See “—Summary historical financial data” for a reconciliation of our net cash flow from operations to EBITDAX of our oil and gas business and why management believes such measure is helpful.

We have grown our reserves and production primarily through development and exploratory drilling, complemented by strategic acquisitions. In 2006, we added 141.4 Bcfe of proved reserves, 66% of which was added through the drillbit, for a total reserve replacement rate of 452% of production. For the nine months ended September 30, 2007, capital expenditures in our oil and gas segment were $375.4 million, of which $245.0 million, or 65%, was related to development drilling and facilities, $93.5 million, or 25%, was related to acquisitions and $36.9 million, or 10%, was related to exploratory activity. During the ten months ended October 31, 2007, we acquired properties with approximately 71.4 Bcfe of proved reserves and sold properties with 22.0 Bcfe of proved reserves.

We also own partner interests in Penn Virginia Resource Partners, L.P., or PVR, a publicly traded limited partnership which is engaged in the coal and natural resource management and natural gas midstream businesses. Our ownership interests in PVR are held principally through our 82% limited partner interest in Penn Virginia GP Holdings, L.P., or PVG, a publicly traded master limited partnership. PVG owns PVR’s 2% general partner interest (including incentive distribution rights) and 42.5% of the limited partner interests. See “—Summary corporate structure.” Our partner interests in PVG and PVR provided us with $28.3 million of cash distributions for the year ended December 31, 2006 and $19.9 million of cash distributions for the nine months ended September 30, 2007 compared to $19.8 million for the nine months ended September 30, 2006.

For the nine months ended September 30, 2007, Adjusted EBITDAX, which is a measure of EBITDAX from our oil and gas operations plus cash distributions from PVG and PVR, totaled approximately $167.9 million, compared to $156.3 million for the nine months ended September 30, 2006. For the year ended December 31, 2006, Adjusted EBITDAX totaled approximately $203.9 million. For the nine months ended September 30, 2007, EBITDAX from our oil and gas business represented approximately 88.2% of our Adjusted EBITDAX. See “—Summary historical financial data” for a reconciliation of our net cash flow from operations to Adjusted EBITDAX and why management believes such measure is helpful.

Our oil and gas business

We have a geographically diverse asset base with core areas of operation in East Texas, the Mid-Continent, Appalachia, Mississippi and the South Louisiana and South Texas Gulf Coast regions of the United States. As of December 31, 2006, we had proved natural gas and oil reserves of approximately 487 Bcfe, of which 94% were natural gas and 71% were proved developed, with an SEC pre-tax PV-10 value of $787.4 million and standardized measure of discounted future net cash flows of $604.6 million.

For the three months ended September 30, 2007, our oil and natural gas production totaled 11.1 Bcfe compared to 7.9 Bcfe for the three months ended September 30, 2006, which represents a 40.3% increase. Our properties generally have long reserve lives and predictable well production characteristics. At December 31, 2006, we owned 1,067,000 net acres of leasehold interests, approximately 52% of which were undeveloped. We have identified approximately 440 proved undeveloped locations and over 2,100 additional potential drilling locations, which we believe represent approximately ten years of drilling opportunities based on our current drilling rate.

The following table sets forth by region the estimated quantities of proved reserves as of December 31, 2006 and average daily production for the three months ended September 30, 2007 and for the year ended December 31, 2006:

	Proved reserves as of December 31, 2006			Average daily production
Region	Proved reserves (Bcfe)	% of total proved reserves	% Proved developed	Three months ended September 30, 2007 (MMcfe)	Year ended December 31, 2006 (MMcfe)

Appalachia	156	32%	87%	36.7	35.0
Mississippi	121	25%	72%	21.9	17.6
East Texas	109	22%	50%	22.7	12.4
Mid-Continent	52	11%	58%	13.6	3.4
Gulf Coast	49	10%	78%	25.7	17.2
Total	487	100%	71%	120.6	85.6

Our operations include both conventional and unconventional developmental drilling opportunities, as well as some exploratory prospects. In the Cotton Valley play in East Texas, we recently added a sixth drilling rig and are focused on evaluating potential infill drilling on 20-acre spacing, which may increase proved reserves and related production rates. In Appalachia, we have drilled 29 gross wells year to date and are targeting 25 horizontal coalbed methane locations for the full year. In the Selma Chalk play in Mississippi, we have drilled 61 gross wells year to date, including two successful horizontal wells. We also have unconventional development programs in the Mid-Continent and some higher-impact exploratory prospects in the Gulf Coast.

Our partner interests in PVR and PVG

We are indirectly involved in PVR’s coal and natural resource management and natural gas midstream businesses through our partner interests in PVR and PVG. We own the sole general partner of PVG and an approximate 82% limited partner interest in PVG, which in turn owns the sole 2% general partner interest and an approximate 42.5% limited partner interest in PVR. As part of its ownership of PVR’s general partner, PVG owns the rights, referred to as “incentive distribution rights,” to receive an increasing percentage of PVR’s quarterly distributions of available cash after certain levels of cash distributions have been achieved. We have historically received increasing distributions from our partner interests in PVR and PVG. For the three months ended September 30, 2006 and 2007, these distributions were $7.1 million and $9.1 million. Based on PVR’s and PVG’s current annualized distribution rates of $1.20 and $1.72 per unit, we would receive aggregate annualized distributions of $38.9 million in respect of our partner interests.

PVR manages coal properties and enters into long-term leases with experienced, third-party mine operators. PVR provides them the right to mine its coal reserves in exchange for royalty payments, which generate stable and predictable cash flows and limit its exposure to declines in coal prices. PVR does not operate any mines, and as a result, does not directly have any operational risk or production costs. As of December 31, 2006, PVR owned or controlled approximately 765 million tons of proven and probable coal reserves in Central and Northern Appalachia, the San Juan Basin and the Illinois Basin. In addition, PVR earns revenues from oil and gas royalties, from coal transportation, or wheelage, rights and from the sale of standing timber on its properties. For the nine months ended September 30, 2007, PVR generated approximately 65% of its operating income from its coal and natural resource management segment.

PVR also owns and operates natural gas midstream assets located in Oklahoma and Texas. These assets include approximately 3,655 miles of natural gas gathering pipelines and three natural gas processing facilities, having 160 MMcfd of total capacity. In the nine months ended September 30, 2007, system throughput volumes at PVR’s gas processing plants and gathering systems, including gathering-only volumes, were 50.8 Bcf. PVR’s midstream business derives revenues primarily from gas processing contracts with natural gas producers and from fees charged for gathering natural gas volumes and providing other related services. For the nine months ended September 30, 2007, PVR generated approximately 35% of its operating income from its natural gas midstream business.

Summary corporate structure

The following chart depicts our simplified organizational structure as of September 30, 2007.

Recent developments

Closing of Cotton Valley, East Texas reserve acquisition.    Effective October 1, 2007, we acquired 4,700 gross (4,087 net) acres in the Cotton Valley play in East Texas adjacent to our North Carthage Field in Harrison and Panola Counties for $44.9 million. Management estimates that the properties have proved reserves of 21.9 Bcfe.

Increases in PVG and PVR annualized distributions.    On October 26, 2007, the Board of Directors of PVG’s general partner declared a quarterly distribution of $0.30 per unit or $1.20 per unit on an annualized basis, representing a $0.08 per unit increase over the $1.12 per unit annualized distribution in the prior quarter. On October 25, 2007, the Board of Directors of PVR’s general partner declared a quarterly distribution of $0.43 per unit or $1.72 per unit on an annualized basis, representing a $0.04 per unit increase over the $1.68 per unit annualized distribution in the prior quarter.

Sale and purchase of royalty interests.    Effective October 1, 2007, PVA’s oil and gas exploration and production subsidiary, PVOG, sold to PVR royalty interests for $31.0 million. The royalty interests are associated with properties in Virginia and Kentucky and contain estimated proved reserves of approximately 8.7 Bcfe of natural gas equivalent as of December 31, 2006.

Business strengths

Geographically diverse, primarily lower-risk and longer-lived reserve base.    We have successfully established a diversified asset base with exposure to five key oil and gas regions, which we believe reduces operational, reserve and product pricing risk. At December 31, 2006, 90% of our proved reserves were located in primarily longer-lived, lower-risk basins in East Texas, the Mid-Continent, Appalachia and Mississippi. Wells in these regions are generally characterized by predictable production profiles. Our Gulf Coast properties, representing 10% of proved reserves, are shorter-lived and have higher impact drilling prospects that provide a complementary counterbalance to our longer-lived assets.

Consistent track record of proved reserve and production growth.    We grew our total proved reserves by 29.3% to 487 Bcfe for the year ended December 31, 2006 primarily through development and exploratory drilling. Our reserve replacement rate for 2006 was approximately 452%, which we achieved at a reserve replacement cost of $2.59 per Mcfe. This compares to our weighted average reserve replacement rate of 331% for the three years ended December 31, 2006, which we achieved at a reserve replacement cost of $2.37 per Mcfe. For the nine months ended September 30, 2007, we grew our production by 31.7% to 29.9 Bcfe, compared to 22.7 Bcfe for the same period in 2006. We achieved these results through a combination of organic growth through drilling and selective asset acquisitions. As of December 31, 2006, we operated approximately 90% of the net wells in which we held a working interest. In the three years ended December 31, 2006, we drilled 540 gross (392.5 net) wells, of which 94% were successful in producing natural gas in commercial quantities.

Multi-year drilling inventory.    As of December 31, 2006, we had a leasehold position of 1,067,000 net acres. We have identified approximately 440 proved undeveloped locations and over 2,100 additional potential drilling locations, of which almost half are located in the Cotton Valley play in East Texas and the Mid-Continent. Many of our proved undeveloped locations and additional potential drilling locations are direct offsets or extensions from existing production. We believe our existing undeveloped acreage position represents approximately ten years of drilling opportunities based on our current drilling rate. We believe our recent property acquisitions provide additional opportunities for identifying new locations.

Growing source of cash flow from PVG and PVR.    Our partner interests in PVG and PVR have historically provided us with increasing quarterly cash distributions. Based on PVG’s and PVR’s current annualized distribution rates of $1.20 and $1.72 per unit, respectively, we would receive aggregate annualized distributions of $38.9 million. PVR expects to continue to grow its coal reserves and expand its midstream operations through development projects and accretive acquisitions. We believe that PVR’s growth strategy, if successfully implemented, will provide us with a growing source of cash flow distributions.

Experienced management and technical teams.    Our key executives have an average of 25 years of industry experience. Our executive management team is supported by technical and operating managers who also have substantial industry experience and expertise within the basins in which we operate.

Business strategy

Continue to grow through the drillbit.    We anticipate spending approximately $355.5 million on development and exploratory drilling and related facilities in 2007. We currently plan to allocate $313.5 million, or 88.2%, of this amount to our lower-risk drilling prospects in our core areas in East Texas, the Mid-Continent, Appalachia and Mississippi regions. We intend to apply the remaining $42.0 million, or 11.8%, to our exploratory activities in the Gulf Coast region and in unconventional plays, including the Devonian and Fayetteville shales. In addition, we are applying horizontal drilling technology in many of our development plays, which may result in increased reserve additions and higher production rates. Where practical, we collaborate with established industry partners in many of our exploration activities to better manage costs and operational risks.

Pursue selective acquisition opportunities in existing basins.    We intend to continue to pursue acquisitions of properties that we believe have primarily development potential and that are consistent with our lower-risk drilling strategies. Our experienced team of management and technical professionals consistently looks for new opportunities to increase reserves and production that complement our existing core properties. For example, in 2007 we acquired, in two transactions, properties with a total of 41.4 Bcfe of management estimated proved reserves located in the Cotton Valley play in East Texas for an aggregate purchase price of $66.9 million; properties with 18.8 Bcfe of management estimated proved reserves in eastern Oklahoma for $47.9 million; and properties with 11.2 Bcfe of management estimated proved reserves for a purchase price of $10.5 million in the Selma Chalk play in Mississippi. Management estimates that these four acquisitions added a total of 71.4 Bcfe of proved reserves and approximately 240 additional drilling locations to our inventory.

We regularly consider and enter into discussions regarding potential acquisitions and are currently contemplating potential acquisitions. Any such transaction would be subject to negotiation of mutually agreeable terms and conditions and approval of the board of directors. A portion of the consideration for any such transaction may be paid in shares of common stock. While there are currently no unannounced purchase agreements for the acquisition of any material business or assets, such transactions can be effected quickly, may occur at any time, may be significant in size relative to our existing assets or operations and may be financed through the incurrence of significant indebtedness.

Manage risk exposure through an active hedging program.    We actively manage our exposure to commodity price fluctuations by hedging the commodity price risk for our expected proved developed production through the use of derivatives, typically costless collars. The level of our hedging activity and the duration of the instruments employed depend upon our cash flow at risk, available hedge prices and our operating strategy. As of September 30, 2007, we had hedged approximately 35% and 27% of proved developed production for 2008 and the first quarter of 2009.

Corporate information

We were founded in 1882 and are a Virginia corporation. Our corporate headquarters and principal executive offices are located at Three Radnor Corporate Center, Suite 300, 100 Matsonford Road, Radnor, Pennsylvania 19087, and our telephone number is (610) 687-8900. We maintain a website at http://www.pennvirginia.com. The information on our website is not part of this prospectus supplement, and you should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference herein when making a decision as to whether to invest in the notes.

The offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of notes” section of this prospectus supplement, together with the “Description of Debt Securities” in the accompanying prospectus, contain a more detailed description of the terms and conditions of the notes. As used in this section, “we,” “our,” “us,” the “Company” and “PVA” refers to Penn Virginia Corporation and not to its consolidated subsidiaries.

Issuer	Penn Virginia Corporation, a Virginia corporation.

Securities	$200,000,000 principal amount of 4.50% Convertible Senior Subordinated Notes due 2012 (plus up to an additional $30,000,000 principal amount to cover over-allotments).

Maturity	November 15, 2012, unless earlier repurchased or converted.

Issue price	100% plus accrued interest, if any, from the issue date.

Interest	4.50% per year. Interest will accrue from the issue date and will be payable semiannually in arrears on May 15 and November 15 of each year, beginning May 15, 2008.

Conversion rights	Prior to the close of business on the business day immediately preceding September 15, 2012, holders may convert their notes only under the following circumstances:

•	during any fiscal quarter commencing after December 31, 2007, if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each such trading day;

•	during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the “trading price” (as defined under “Description of the notes—Conversion rights—Conversion upon satisfaction of trading price condition”) per $1,000 principal amount of notes for each day of such measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such day; or

•	upon the occurrence of specified corporate transactions described under “Description of notes—Conversion rights—Conversion upon specified corporate transactions.”

On and after September 15, 2012 to (and including) the close of business on the third business day immediately preceding the maturity date, holders may convert their notes, in multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing circumstances.

The conversion rate for the notes is initially 17.3160 shares per $1,000 principal amount of notes (equal to a conversion price of approximately $57.75 per share of common stock), subject to adjustment as described in this prospectus supplement.

Upon conversion, we will satisfy our conversion obligation by paying and delivering, as the case may be, cash and shares of our common stock, if any, based on a daily conversion value (as described herein) calculated on a proportionate basis for each trading day in a 25 trading day observation period (as described herein). See “Description of notes—Conversion rights—Payment upon conversion.”

In addition, following certain corporate transactions that occur prior to maturity, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate transaction in certain circumstances as described under “Description of notes—Conversion rights—Adjustment to shares delivered upon conversion upon a make-whole fundamental change.”

You will not receive any additional cash payment or additional shares representing accrued and unpaid interest, if any, upon conversion of a note, except in limited circumstances. Instead, interest will be deemed paid by the cash and shares, if any, of our common stock, together with any cash payment for any fractional share, into which a note is convertible.

Fundamental change

If we undergo a “fundamental change” (as defined in this prospectus supplement under “Description of notes—Fundamental change permits holders to require us to purchase notes”), subject to certain conditions, you will have the option to require us to purchase all or any portion of your notes for cash. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest, to but excluding, the fundamental change purchase date.

Ranking	The notes will be our unsecured senior subordinated obligations and will rank:

•	junior in right of payment to any of our senior indebtedness and to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness;

•	equal in right of payment to our future unsecured senior subordinated indebtedness;

•	senior in right of payment to our future junior subordinated indebtedness; and

•	structurally junior to all existing and future indebtedness incurred by our subsidiaries.

As of September 30, 2007, our total consolidated indebtedness was $766.1 million. After giving effect to the issuance of the notes and the concurrent sale of our common stock (assuming, in each case, no exercise of the underwriters’ over-allotment option) and the use of proceeds from each offering, our total consolidated indebtedness would have been $681.3 million, all of which would rank senior to the notes.

The indenture governing the notes does not limit the amount of debt that we or our subsidiaries may incur.

Use of proceeds	Of the estimated $193.4 million in net proceeds of this offering, we intend to use:

•	approximately $177.2 million to pay down a portion of the outstanding borrowings under our revolving credit facility; and

•	approximately $16.2 million for the cost of the convertible note hedge transactions described below after such cost is offset by the proceeds of the warrant transactions described below. If the over-allotment option is exercised, we will use a portion of the net proceeds from the sale of additional notes to enter into additional convertible note hedge transactions. We will also enter into additional warrant transactions, which would result in additional proceeds to us. See “Purchase of convertible note hedges,” “Sale of warrants” and “Use of proceeds.”

Affiliates of certain of the underwriters are lenders under our revolving credit facilities and, accordingly, will receive a substantial portion of the proceeds from this offering. See “Underwriting.”

Book-entry form

The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Absence of a public market for the notes

The notes are new securities and there is currently no established market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and they may discontinue any market making with respect to the notes without notice. We do not intend to apply for a listing of the notes on any securities exchange or any automated dealer quotation system.

U.S. federal income tax consequences

For the U.S. federal income tax consequences of the holding, disposition and conversion of the notes, and the holding and disposition of shares of our common stock, see “Certain United States federal income and estate tax considerations.”

Convertible note hedge and warrant transactions

In connection with the offering of the notes, we entered into convertible note hedge transactions with one or more affiliates of the underwriters, or the option counterparties, which are expected to reduce the potential dilution upon conversion of the notes. We also entered into warrant transactions with the option counterparties. The convertible note hedge transaction would be expected to reduce potential dilution to our common stock upon any such conversion. However, the warrant transactions could separately have a dilutive effect to the extent that the market value per share of our common stock exceeds the applicable strike price of the warrants. If the underwriters exercise their over-allotment option, we will enter into additional convertible note hedge and warrant transactions.

In hedging their position under these transactions, the option counterparties or their respective affiliates:

•	expect to enter into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes; and

•	may enter into, or may unwind, various derivatives transactions with respect to our common stock and/or purchase or sell our common stock in secondary market transactions following the pricing of the notes (and are likely to do so during any observation period related to the conversion of the notes).

These activities could have the effect of increasing, or preventing a decline in, the price of our common stock concurrently with or following the pricing of the notes.

In addition, the option counterparties or their respective affiliates will likely modify their hedge positions following the pricing of the notes from time to time by entering into or unwinding various derivative transactions and/or by purchasing or selling our common stock in secondary market transactions. These activities would likely occur during any observation period for a conversion of notes. The effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely impact the price of our common stock and the value of the notes and, as a result, the value of the consideration and the number of shares, if any, that you would receive upon conversion of the notes and, under certain circumstances, your ability to convert the notes.

For a discussion of the potential impact of any market or other activity by the option counterparties or their respective affiliates in connection with these convertible note hedge and warrant transactions, see “Risk factors—Risks related to the notes—The convertible note hedge and warrant transactions may affect the value of the notes and our common stock” and “Underwriting.”

New York Stock Exchange symbol for our common stock	Our common stock is quoted on the New York Stock Exchange under the symbol “PVA.”

Trustee, paying agent and conversion agent	Wells Fargo Bank, N.A.

Concurrent stock offering

Concurrently with this offering of notes, we are offering 3,000,000 shares of our common stock (3,450,000 shares if the underwriters exercise their over-allotment option in full). The common stock will be offered pursuant to a separate prospectus supplement. This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy any of our common stock. There is no assurance that our concurrent public offering of common stock will be completed or, if completed, that it will be completed for the amounts contemplated. The completion of this note offering is not conditioned on the completion of our concurrent public offering of common stock.

Of the estimated $117.6 million in net proceeds of the concurrent common stock offering, we intend to use:

•	approximately $107.6 million to pay down a portion of the outstanding borrowings under our revolving credit facility; and

•	the remainder for general corporate purposes.

Risk factors

In evaluating an investment in the notes, prospective investors should carefully consider, along with the other information set forth or incorporated by reference in this prospectus supplement (including the risk factors set forth in our 2006 Form 10-K), the specific factors set forth under “Risk factors” for risks involved with an investment in the notes.

Summary historical financial data

The following tables show our summary historical financial data as of and for the periods indicated. Our summary historical financial data as of and for the years ended December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements. Our summary historical financial data as of and for the three months and the nine months ended September 30, 2007 and 2006 have been derived from our unaudited consolidated financial statements and, in our opinion, have been prepared on a consistent basis as our audited consolidated financial statements and include all adjustments consisting of normal recurring adjustments, necessary for a fair presentation of this information.

Because we control the general partner of PVG, the financial results of PVG are included in our consolidated financial statements. Because PVG controls the general partner of PVR, the financial results of PVG include those of PVR. However, PVG and PVR function with capital structures that are independent of each other and us, with each having publicly traded common units and PVR having its own debt instruments. See also note 20 to the notes to our audited consolidated financial statements for the years ended December 31, 2006 and 2005 in our 2006 Form 10-K and note 15 to the notes to our unaudited consolidated financial statements for the nine months ended September 30, 2007 and 2006 in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 for segment information.

We derived the data in the following tables from, and the following tables should be read together with and are qualified in their entirety by reference to, our historical financial statements and the accompanying notes incorporated by reference in this prospectus supplement to our 2006 Form 10-K and our third quarter ended September 30, 2007 Form 10-Q. The tables should also be read together with “Management’s discussion and analysis of financial condition and results of operations,” which is incorporated by reference herein to those periodic reports.

Consolidated financial data

	Nine months ended September 30,				Years ended December 31,
($ in thousands, except per share data)	2007		2006		2006		2005		2004

Income statement data:

Revenues:
Natural gas	$193,961		$160,384		$212,919		$212,427		$138,422
Oil and condensate	18,443		16,378		21,237		13,792		13,364
Natural gas midstream	310,095		305,340		402,715		348,657		—
Coal royalties	73,455		73,288		98,163		82,725		69,643
Gain on the sale of properties	12,436		—		—		—		—
Other	16,036		13,060		18,895		16,263		6,996

Total revenues	$624,426		$568,450		$753,929		$673,864		$228,425

Expenses:
Cost of midstream gas purchased	$251,000		$254,615		$334,594		$303,912		$—
Operating	47,557		33,438		47,406		32,685		21,773
Exploration	23,610		26,061		34,330		40,917		26,058
Taxes other than income	15,995		11,217		14,767		16,005		10,480
General and administrative	46,539		33,289		49,566		36,606		26,170
Loss on assets held for sale	—		—		—		—		7,541
Impairment of oil and gas properties	2,405		—		8,517		4,785		655
Depreciation, depletion and amortization	89,823		66,581		94,217		76,937		54,952

Total expenses	$476,929		$425,201		$583,397		$511,847		$147,629

Operating income	$147,497		$143,249		$170,532		$162,017		$80,796

Other income (expense):
Interest expense	(25,878)		(17,292)		(24,832)		(15,318)		(7,672)
Other	2,536		1,138		3,718		1,332		1,101
Derivatives	(22,068)		11,403		19,497		(14,885)		—

Income before minority interest and income taxes	$102,087		$138,498		$168,915		$133,146		$74,225
Minority interest	27,659		31,187		43,018		30,389		19,023
Income tax expense	29,033		42,105		49,988		40,669		21,847

Net income	$45,395		$65,206		$75,909		$62,088		$33,355

Net income per share, basic(1)	$1.20		$1.75		$2.03		$1.67		$0.91
Net income per share, diluted(1)	1.19		1.73		2.01		1.66		0.90
Weighted average shares outstanding, basic(1)	37,748		37,316		37,362		37,092		36,612
Weighted average shares outstanding, diluted(1)	38,045		37,744		37,732		37,464		36,934

Balance sheet data (at period end):
Cash and cash equivalents	$14,803		$12,386		$20,338		$25,913		$25,471
Net property and equipment	1,775,083		1,283,889		1,358,383		983,219		665,488
Total assets	2,046,556		1,534,327		1,633,149		1,251,546		783,335
PVA debt	414,500		180,000		221,000		79,000		76,000
PVR debt	364,172		326,598		218,046		254,954		117,726
Minority interest	189,820		317,199		438,372		313,524		182,891
Shareholders’ equity	673,070		374,975		382,425		310,308		252,860

Cash flows data:
Net cash flows provided by (used in):
Operating activities	$208,981		$197,061		$275,819		$231,407		$146,365
Investing activities	(518,620)		(351,213)		(462,335)		(457,939)		(151,357)
Financing activities	304,104		140,625		180,941		226,974		12,455

Ratio of earnings to fixed charges(2)	4.0	x	7.3	x	6.3	x	7.3	x	7.6	x
EBITDAX—oil and gas business(3)	$147,993		$136,447		$175,542		$157,836		$105,768
Distributions from PVR and PVG	19,878		19,815		28,327		21,212		17,299
Adjusted EBITDAX (3)	$167,871		$156,262		$203,869		$179,048		$123,067

(1)	On May 8, 2007, our board of directors approved a two-for-one split of our common stock in the form of a 100% stock dividend payable on June 19, 2007 to shareholders of record on June 12, 2007. All common stock and per share data have been retroactively adjusted to reflect the stock split.

(2)	These data are unaudited for all periods presented. For purposes of computing our ratio of earnings to fixed charges on a consolidated basis, earnings consist of the aggregate of income from continuing operations (before adjustment for income taxes, extraordinary items, income or loss from equity investees and minority interest) plus fixed charges, amortization of capitalized interest and distributed income of equity investees, and less capitalized interest, and fixed charges consist of interest expense (including amounts capitalized), amortization of debt issuance costs and the portion of rental expense representing the interest factor.

(3)	Adjusted EBITDAX represents (i) consolidated net cash provided by operations, less (ii) PVG adjusted net cash provided by operations, plus (iii) distributions from PVR and PVG. Consolidated net cash provided by operations represents cash provided by operations adjusted for cash paid for interest, cash paid for income taxes and changes in operating assets and liabilities. PVG net cash provided by operations represents PVG cash provided by operations adjusted for cash paid for interest and changes in operating assets and liabilities. Distributions from PVG and PVR represents cash received in respect of our partner interests in PVG and PVR. EBITDAX and Adjusted EBITDAX are non-GAAP measures and should not be considered as alternatives to net income, income before taxes, net cash flow from operating activities or any other measure of financial performance presented in accordance with GAAP. We believe that EBITDAX is a widely accepted financial indicator of an exploration and production company’s ability to service debt, fund dividends and fund capital expenditures. We believe Adjusted EBITDAX is useful to investors in providing information on our additional cash flow from our interests in PVG and PVR, which pay quarterly distributions to their respective partners, including us. EBITDAX and Adjusted EBITDAX calculations may vary among companies, so our computation of EBITDAX and Adjusted EBITDAX may not be comparable to EBITDAX and Adjusted EBITDAX, or similar measures, of other companies. The following table provides a reconciliation of net cash provided by operations to consolidated EBITDAX and to Adjusted EBITDAX:

	Nine months ended September 30,		Years ended December 31,
($ in thousands)	2007	2006	2006	2005	2004

Reconciliation of consolidated EBITDAX to net cash provided by operations:
Net cash provided by operations	$208,981	$197,061	$275,819	$231,407	$146,365
Cash paid for interest	28,397	17,592	23,452	12,978	5,790
Cash paid for income taxes	464	16,640	16,741	15,455	4,148
Changes in operating assets and liabilities	17,242	917	(13,858)	4,828	9,625

Consolidated EBITDAX	$255,084	$232,210	$302,154	$264,668	$165,928

Less EBITDAX—PVG:
PVG net cash provided by operations	$85,208	$70,476	$100,683	$94,450	$53,852
PVG cash paid for interest	13,545	14,484	18,312	12,138	5,472
PVG changes in operating assets and liabilities	8,338	10,803	7,617	244	836

EBITDAX—PVG	$107,091	$95,763	$126,612	$106,832	$60,160

EBITDAX—oil and gas business	$147,993	$136,447	$175,542	$157,836	$105,768
Distributions from PVR and PVG	19,878	19,815	28,327	21,212	17,299

Adjusted EBITDAX	$167,871	$156,262	$203,869	$179,048	$123,067

Summary reserve, production and operating data

Estimates of our oil and natural gas reserves and present values as of and for the years ended December 31, 2006, 2005 and 2004 are derived from reserve reports prepared by Wright & Company, Inc. Guidelines established by the Securities and Exchange Commission, or the SEC, regarding the present value of future net cash flows were utilized to prepare these estimates. Estimates of reserves and their values are inherently imprecise and are subject to constant revision and change, and they should not be construed as representing the actual quantities of future production or cash flows to be realized from oil and natural gas properties or the fair market value of such properties.

The following table sets forth summary data with respect to estimated proved reserves and future net cash flows on a historical basis as of and for the periods presented:

	As of December 31,
($ in thousands)	2006	2005	2004

Proved reserves:
Natural gas (Bcf)	457	359	316
Oil and condensate (MMbbl)	4.9	2.9	6.3
Total (Bcfe)	487	377	354
% gas	94%	95%	89%
% proved developed	71%	74%	74%
Ratio of proved reserves to production (years)(1)	15.6	13.8	14.5
PV-10(2)	$787,435	$1,411,575	$794,588
Standardized measure of discounted future net cash flows	$604,600	$1,036,446	$589,653
Average price used in calculation of standardized measure of discounted future net cash flow(3):
Gas ($/Mcf)	$5.64	$10.08	$6.18
Oil ($/Bbl)	$61.05	$61.04	$43.46

(1)	Calculated by dividing year-end reserves by annual production rates. This methodology implies that reserves are produced ratably over the reserve life indicated. Actual production rates for new wells tend initially to increase to peak production and thereafter to decline at an initially accelerated rate before moderating to decrease much more gradually over the majority of the well’s productive life.

(2)	PV-10 is the present value of estimated future revenues to be generated from the production of proved reserves, before income taxes, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to financial hedging activities, non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%. Standardized measure is the present value of estimated future cash inflows from proved natural gas and oil reserves, less future development and production costs and future income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized measure differs from PV-10 because standardized measure includes the effect of future income taxes.

PV-10 is considered a non-GAAP measure. We believe the presentation of the PV-10 value is relevant and useful to our investors because it presents the discounted future net cash flows attributable to our proved reserves before taking into account corporate income taxes. We believe investors and creditors utilize our PV-10 value as a basis for comparison of the relative size and value of our reserves to other companies. Neither PV-10 value nor standardized measure reflects the impact of financial hedging transactions. The following reconciles our PV-10 value to our standardized measure:

	Years ended December 31,
($ in thousands)	2006	2005	2004

PV-10 value	$787,435	$1,411,575	$794,588
Income tax effect	182,835	375,129	204,935

Standardized measure	$604,600	$1,036,446	$589,653

(3)	Natural gas and oil prices were based on sales prices per Mcf and Bbl in effect on the applicable date, with the representative price of natural gas adjusted for basis premium and BTU content to arrive at the appropriate net price.

The following table sets forth production, average sales prices and production costs with respect to our oil and gas properties for the periods presented:

	Nine months ended September 30,		Years ended December 31,
	2007	2006	2006	2005	2004

Production data:
Natural gas (MMcf)	27,872	21,009	28,968	25,550	22,079
Oil and condensate (Mbbl)	336	283	382	302	396

Total production (MMcfe)	29,888	22,707	31,260	27,362	24,455

Average realized prices:

Natural gas ($/Mcf)
Natural gas revenues, as reported	$6.96	$7.63	$7.35	$8.31	$6.27
Derivatives (gains) losses included in natural gas revenues	(0.01)	(0.01)	(0.02)	0.55	0.17

Natural gas revenues before impact of derivatives	$6.95	$7.62	$7.33	$8.86	$6.44
Cash settlements on natural gas derivatives	0.40	0.25	0.37	(0.55)	(0.17)

Natural gas revenues, adjusted for derivatives	$7.35	$7.87	$7.70	$8.31	$6.27

Crude oil ($/Bbl)
Crude oil revenues, as reported	$54.89	$57.87	$55.59	$45.67	$33.75
Derivatives (gains) losses included in oil and condensate revenues	1.14	1.18	1.20	2.84	5.34

Oil and condensate revenues before impact of derivatives	$56.03	$59.05	$56.79	$48.51	$39.09
Cash settlements on crude oil derivatives	0.01	(0.74)	(0.52)	(2.84)	(5.34)
Oil and condensate revenues, adjusted for derivatives	$56.04	$58.31	$56.27	$45.67	$33.75

Expenses ($/Mcfe):
Lease operating	$1.04	$0.86	$0.87	$0.63	$0.57
Taxes other than income	0.44	0.40	0.38	0.48	0.38
General and administrative	0.37	0.38	0.41	0.34	0.34

Production costs	$1.85	$1.64	$1.66	$1.45	$1.29
Exploration	0.79	1.15	1.10	1.50	1.07
Depreciation, depletion and amortization	1.96	1.71	1.80	1.68	1.47
Impairment of oil and gas properties	0.08	—	0.27	0.17	0.03

Total expenses	$4.68	$4.50	$4.83	$4.80	$3.86

Risk factors

An investment in the notes is subject to a number of risks. You should carefully consider the following risks, as well as the section titled “Risk Factors” included in our 2006 Form 10-K incorporated herein by reference, as well as the other documents incorporated herein by reference, in evaluating this investment. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In any such case, the trading price of the notes and other securities could decline, and you could lose all or part of your investment.

Risks related to the notes

The notes are subordinated to our senior indebtedness and any liabilities of our subsidiaries.

The notes will rank junior to all our current and existing senior indebtedness, whether secured or not. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. In addition, the notes will be subordinated to all our existing and future senior indebtedness and structurally junior to the liabilities of our subsidiaries. The indenture governing the notes does not prohibit us from incurring additional senior indebtedness, nor does it prohibit any of our subsidiaries from incurring additional liabilities.

At September 30, 2007, we and our subsidiaries had $766.1 million of debt on a consolidated basis. After giving pro forma effect to the sale of the notes and the concurrent sale of our common stock (assuming in each case no exercise of the underwriters’ over-allotment option) and the use of proceeds from each offering, our total consolidated indebtedness would have been $681.3 million, all of which would rank senior to the notes.

The notes are obligations of Penn Virginia Corporation only and our operations are conducted through, and substantially all of our consolidated assets are held by, our subsidiaries.

The notes are obligations exclusively of Penn Virginia Corporation and are not guaranteed by any of our operating subsidiaries. A substantial portion of our consolidated assets are held by our subsidiaries. Accordingly, our ability to service our debt, including the notes, depends on the results of operations of our subsidiaries and upon the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise, to pay amounts due on our obligations, including the notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. In addition, dividends, loans or other distributions to us from such subsidiaries may be subject to contractual and other restrictions and are subject to other business considerations.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Despite our current debt levels, we may still incur substantially more debt or take other actions which would intensify the risks discussed above.

Despite our current consolidated debt levels, we and our subsidiaries may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments, some of which may be senior indebtedness. We will not be restricted under the terms of the indenture governing the notes from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that are not limited by the terms of the indenture governing the notes that could have the effect of diminishing our ability to make payments on the notes when due.

We may not have the ability to raise the funds necessary to settle conversions of the notes or to purchase the notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.

Holders of the notes will have the right to require us to repurchase the notes upon the occurrence of a fundamental change at 100% of their principal amount plus accrued and unpaid interest, as described under “Description of notes—Fundamental change permits holders to require us to purchase notes.” In addition, upon conversion of the notes, we will be required to make cash payments to the holders of the notes, as described under “Description of notes—Conversion rights—Payment upon conversion.” Such payments could be significant, and we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of tendered notes or settlement of converted notes. In addition, in the event the conditional conversion features of the notes are triggered, even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction of our net working capital. Our ability to repurchase the notes or to pay cash upon conversions of the notes may be limited by law, by regulatory authority or by the agreements governing our future indebtedness. Our failure to repurchase tendered notes at a time when the repurchase is required by the indenture or pay cash in respect of conversions when required would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under the agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments upon conversions thereof.

Our senior secured credit facility limits our ability to pay any cash amount upon the conversion or repurchase of the notes.

Our existing senior secured credit facility prohibits us from making any cash payments on the conversion or repurchase of the notes if an event of default exists under that facility or if, after giving effect to such conversion or repurchase (and any additional indebtedness incurred in connection with such conversion or a repurchase), we would not be in pro forma compliance with our financial covenants under that facility. Any new credit facility that we may enter into may have similar restrictions. Our failure to make cash payments upon the repurchase of the notes as required under the terms of the notes would permit holders of the notes to accelerate our obligations under the notes.

The Financial Accounting Standards Board, or FASB, is currently contemplating changes to the accounting standards applicable to financial instruments such as the notes. If those changes were to be implemented and became applicable to the notes, we would have to report interest expense for the notes higher than the interest expense we are required to report under current interpretations.

The FASB is currently evaluating the accounting standards applicable to convertible securities, like the notes, that may be settled with a combination of cash and stock. The proposed changes, if implemented, would require us to recognize the estimated fair value of the conversion option as an original issue discount, and to amortize the discount over the term of the notes. Generally accepted accounting principles currently applicable to the notes require us to report interest expense based on the stated coupon rate and transaction expenses. If the proposed changes were to be adopted and made applicable to the notes, we would be required to include, as a component of interest expense, a portion of the estimated fair value of the conversion option for each year the notes remain outstanding. The total interest rate to be recognized under such modified accounting standards could be significantly more than the stated coupon rate of the notes. If they occur, these changes would reduce our earnings and could adversely affect the price at which our common stock trades, but would have no effect on the amount of cash interest paid to note holders, or on our cash flows. We are unable to estimate the likelihood that the proposed changes will be adopted, whether they will apply to the notes, or the date they would be effective if adopted.

Future sales of our common stock in the public market could lower the market price for our common stock and adversely impact the trading price of the notes.

In the future, we may sell additional shares of our common stock to raise capital. In addition, a substantial number of shares of our common stock is reserved for issuance upon the exercise of stock options and upon conversion of the notes. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock. The issuance and sale of substantial amounts of common stock, or the perception that such issuances and sales may occur, could adversely affect the trading price of the notes and the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

Volatility in the market price and trading volume of our common stock could adversely impact the trading price of the notes.

The stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risks described in this section, elsewhere in this prospectus supplement or the documents we have incorporated by reference in this prospectus supplement or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability. A decrease in the market price of our common stock would likely adversely impact the trading price of the notes. The price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving our common stock. This trading activity could, in turn, affect the trading prices of the notes.

Holders of notes will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to them.

Holders of notes will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but holders of notes will be subject to all changes affecting our common stock. For example, if an amendment is proposed to our articles of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to a converting holder becoming the record holder of any shares of common stock due upon conversion on the last trading day of the relevant observation period, such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes affecting our common stock.

The conditional conversion feature of the notes could result in your receiving less than the value of our common stock into which the notes would otherwise be convertible.

Prior to the close of business on the business day immediately preceding September 15, 2012, you may convert your notes only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of cash and shares of our common stock, if any, into which the notes would otherwise be convertible.

Upon conversion of the notes, we will pay and deliver, as the case may be, a settlement amount consisting of cash and shares of common stock, if any, based upon a specific observation period, and you may receive less proceeds than expected because the value of our common stock may decline after you exercise your conversion right.

We will satisfy our conversion obligation to holders by paying and delivering, as the case may be, cash and shares of our common stock, if any, based on a daily conversion value calculated on a proportionate basis for each trading day in a 25 consecutive trading day observation period, which generally will not commence until two trading days after the related conversion date. Accordingly, upon conversion of a note, holders might not receive any shares of our common stock, or they might receive fewer shares of common stock than would be implied by the conversion value of the note as of the conversion date (as defined under “Description of notes—Conversion rights—Conversion procedures”). In addition, because of a 25 trading day observation period and the date on which it commences, settlement of conversions generally will be delayed until at the least the 30th trading day following the related conversion date. See “Description of notes.” Upon conversion of the notes, you may receive consideration worth less than the conversion value of the note as of the conversion date because the value of our common stock may decline (or not appreciate as much as you may expect) between the conversion date and the end of the observation period.

The notes are not protected by restrictive covenants.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving Penn Virginia Corporation except to the extent described under “Description of notes—Fundamental change permits holders to require us to purchase notes,” “Description of notes—Conversion rights—Adjustment to shares delivered upon conversion upon a make-whole fundamental change” and “Description of notes—Consolidation, merger and sale of assets.”

The adjustment to the conversion rate for notes converted in connection with a make-whole fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction.

If a make-whole fundamental change occurs prior to maturity, under certain circumstances, we will increase the conversion rate for notes converted in connection with such make-whole fundamental change. The increase in the conversion rate will be determined based on the date on which the specified corporate transaction becomes effective and the price paid per share of our common stock in such transaction, as described below under “Description of notes—Conversion rights.” The adjustment to the conversion rate for notes converted in connection with a make-whole fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price of our common stock in the transaction is greater than $160.00 per share or less than $41.25 (in each case, subject to adjustment), no adjustment will be made to the conversion rate. Moreover, in no event will the total number of shares of common stock issuable upon conversion as a result of this adjustment exceed 24.2424 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of notes—Conversion rights—Conversion rate adjustments.”

Our obligation to increase the conversion rate upon the occurrence of a make-whole fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness, or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of notes—Conversion rights—Conversion rate adjustments.” However, the conversion rate will not be adjusted for other events, such as a third-party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the notes.

Upon the occurrence of a fundamental change, you have the right to require us to repurchase your notes. However, the fundamental change provisions will not afford protection to holders of notes in the event of other transactions that could adversely affect the notes. For example, transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us may not constitute a fundamental change requiring us to repurchase the notes. In the event of any such transaction, the holders would not have the right to require us to repurchase the notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of notes.

We cannot assure you that an active trading market will develop for the notes.

Prior to this offering, there has been no trading market for the notes. We do not intend to apply for listing of the notes on any securities exchange or to arrange for quotation on any interdealer quotation system. We have been informed by the underwriters that they intend to make a market in the notes after the offering is completed. However, the underwriters may cease their market-making at any time without notice. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. In addition, such market-making activities will be subject to limits imposed by the U.S. federal securities laws, and may be limited during the pendency of any shelf registration statement. As a result, we cannot assure you that an active trading market will develop for the notes. If an active trading market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected. In that case you may not be able to sell your notes at a particular time or you may not be able to sell your notes at a favorable price.

Any adverse rating of the notes may cause their trading price to fall.

We do not intend to seek a rating on the notes. However, if a rating service were to rate the notes and if such rating service were to lower its rating on the notes below the rating initially assigned to the notes or otherwise announces its intention to put the notes on credit watch, the trading price of the notes could decline.

You may be subject to tax if we make or fail to make certain adjustments to the conversion rate of the notes even though you do not receive a corresponding cash distribution.

The conversion rate of the notes is subject to adjustment in certain circumstances, including the payment of cash dividends. If the conversion rate is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, you may be deemed to have received a dividend subject to U.S. federal income tax without the receipt of any cash. In addition, a failure to adjust (or to adjust adequately) the conversion rate after an event that increases your proportionate interest in us could be treated as a deemed taxable dividend to you. If a make-whole fundamental change occurs on or prior to the maturity date of the notes, under some circumstances, we will increase the conversion rate for notes converted in connection with the make-whole fundamental change. Such increase may also be treated as a distribution subject to U.S. federal income tax as a dividend. See “Certain United States federal income and estate tax considerations.” If you are a non-U.S. holder (as defined in “Certain United States federal income and estate tax considerations”), any deemed dividend would be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty. Any withholding tax on such a deemed dividend may be withheld from interest, shares of common stock or sales proceeds subsequently paid or credited to you. See “Certain United States federal income and estate tax considerations.”

The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.

The convertible note hedge and warrant transactions may affect the value of the notes and our common stock. In connection with the pricing of the notes, we entered into convertible note hedge transactions with the option counterparties, which transactions are expected to reduce the potential dilution upon conversion of the notes. We also entered into warrant transactions with the option counterparties. However, the warrant transactions could separately have a dilutive effect on our earnings per share to the extent that the market price per share of our common stock exceeds the applicable strike price of the warrants. If the underwriters exercise their over-allotment option, we will enter into additional convertible note hedge and warrant transactions. In hedging their position under these transactions, the option counterparties or their respective affiliates:

•	expect to enter into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes; and

•

may enter into, or may unwind, various derivatives transactions with respect to our common stock and/or purchase or sell our common stock in secondary market transactions following the pricing of the notes (and are likely to do so during any observation period related to the conversion of the notes).

These activities could have the effect of increasing, or preventing a decline in, the price of our common stock concurrently with or following the pricing of the notes.

The option counterparties or their respective affiliates are likely to modify their hedge positions from time to time prior to conversion or maturity of the notes by purchasing and selling shares of our common stock, other of our securities or other instruments they may wish to use in connection with such hedging. In addition, we intend to exercise options we hold under the convertible note hedge transactions whenever notes are converted. In order to unwind their hedge positions with respect to those exercised options, the option counterparties or their respective affiliates expect to sell shares of our common stock in secondary market transactions or unwind various derivative transactions with respect to our common stock. In particular, such hedging modifications may occur during any observation period for a conversion of notes.

In addition, if any such convertible note hedge and warrant transactions fail to become effective, whether or not this offering of notes is completed, the option counterparties or their respective affiliates may unwind their hedge positions with respect to our common stock, which could adversely affect the value of our common stock and, if the notes have been issued, the value of the notes. We have also agreed to indemnify the option counterparties or their respective affiliates for losses incurred in connection with a potential unwinding of their hedge positions under certain circumstances.

The effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and cannot be ascertained as of the date of this prospectus supplement. Any of these activities could adversely affect the price of our common stock and the value of the notes and, as a result, the value of the consideration and the number of shares of our common stock, if any, that you would receive upon the conversion of the notes and, under certain circumstances, your ability to convert the notes.

Risks related to our common stock

There may be future dilution of our common stock or other equity, which will adversely affect the market price of our common stock.

Except as described under “Underwriting,” we are not restricted from issuing additional shares of our common stock or securities convertible into or exchangeable for our common stock. Concurrent with this offering, we are offering 3,000,000 shares of our common stock (3,450,000 shares if the underwriters exercise their over-allotment option in full). This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy any of our common stock. See “Summary—The offering—Concurrent stock offering.” If we issue additional shares of our common stock or convertible or exchangeable securities, it may adversely affect the market price of the notes.

In addition, to the extent options to purchase common stock under our employee stock option plans are exercised, holders of our common stock will experience dilution. As of November 15, 2007, we had outstanding options to purchase 1,342,249 shares of common stock at a weighted average exercise price of $25.33.

The market price of our common stock has historically experienced significant volatility.

The market price of our common stock has historically experienced significant fluctuations. The market price of our common stock is likely to continue to be volatile and subject to significant price and volume fluctuations in response to commodity price volatility, market and other factors, including the other risk factors discussed elsewhere in “Risk factors” and “Forward-looking statements.” In addition, the existence of the convertible notes to be issued pursuant to this offering may encourage short selling in our common stock by market participants, because the conversion of the notes could depress the price of our common stock. Volatility or depressed market prices of our common stock could make it difficult for you to resell shares of our common stock when you want or at attractive prices.

We may issue shares of preferred stock with greater rights than our common stock.

Although we have no current plans, arrangements, understandings or agreements to issue any preferred stock, our articles of incorporation authorize our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our shareholders. Any preferred stock that is issued may rank ahead of our common stock in terms of dividends, liquidation rights or voting rights. If we issue preferred stock, it may adversely affect the market price of our common stock. In addition, the issuance of convertible preferred stock may encourage short selling by market participants because the conversion of convertible preferred stock could depress the price of our common stock.

Our common stock is an unsecured equity interest in our company.

As an equity interest, our common stock will not be secured by any of our assets. Therefore, in the event we are liquidated, the holders of our common stock will receive a distribution only after all of our secured and unsecured creditors have been paid in full. There can be no assurance that we will have sufficient assets after paying our secured and unsecured creditors to make any distribution to the holders of our common stock.

Our shareholders do not have cumulative voting rights.

Holders of our common stock are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, a plurality of holders of our outstanding common stock will be able to elect all of our directors.

Anti-takeover provisions in our organizational documents, the notes, other outstanding debt and Virginia law could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our articles of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	a shareholder rights plan;

•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for election to our board of directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

•	limiting our ability to enter into business combination transactions with certain shareholders.

In addition, under our revolving credit facility, a change in control is an event of default. Also, the laws of the Commonwealth of Virginia, under which we are incorporated, provide that in determining the best interests of a corporation, a director may consider the possibility that those interests are best served by the continued independence of the corporation.

Furthermore, fundamental change provisions in the notes, including the fundamental change purchase right, may in certain circumstances delay or prevent a takeover of our company and the removal of incumbent management that might otherwise be beneficial to investors.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. See “Description of our Capital Stock—Anti-Takeover Provisions” in the accompanying prospectus.

The U.S. House of Representatives has passed legislation that may, if enacted, negatively impact the value of our interests in PVG by precluding PVG from qualifying for treatment as a partnership for U.S. federal income tax purposes under the publicly traded partnership rules.

In response to recent public offerings of interests in the management operations of private equity funds and hedge funds, members of Congress are considering substantive changes to the definition of qualifying income under Internal Revenue Code section 7704(d) and changing the characterization of certain types of income received from partnerships. In particular, the U.S. House of Representatives has passed legislation (referred to as the “House legislation”) that recharacterizes certain income and gain received with respect to “investment service partnership interests” as ordinary income for the performance of services. As the House legislation is currently drafted, a significant portion of PVG’s interests in PVR may be viewed as an investment service partnership interest. The House Ways and Means Committee has indicated that the recharacterized income from a investment service partnership interest would not be treated as qualifying income for publicly traded partnerships. Although this House legislation postpones the effective date of this provision as it applies with respect to publicly traded partnerships until taxable years beginning after December 31, 2009, any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. We are unable to predict whether this House legislation, or any other proposals, will ultimately be enacted. Enacting the House legislation with its current form and interpretation would negatively impact the value of our interests in PVG.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $193.4 million after deducting fees and expenses (including underwriting discounts and commissions) of approximately $6.6 million. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds from this offering will be approximately $222.5 million. We entered into convertible note hedge transactions with one or more affiliates of the underwriters (the “option counterparties”). See “Purchase of convertible note hedges.” We also entered into warrant transactions with option counterparties. See “Sale of warrants.”

Of the approximately $193.4 million in net proceeds of this offering, we intend to use:

•	approximately $177.2 million to pay down a portion of the outstanding borrowings under our revolving credit facility; and

•

approximately $16.2 million for the cost of the convertible note hedge transactions described below after such cost is offset by the proceeds of the warrant transactions. If the over-allotment option is exercised, we will use a portion of the net proceeds from the sale of additional notes to enter into additional convertible note hedge transactions. We will also enter into additional warrant transactions, which would result in additional proceeds to us. See “Purchase of convertible note hedges” and “Sale of warrants.”

In addition, we estimate the net proceeds from the concurrent offering of our common stock will be $117.6 million ($135.3 million if the underwriters exercise their over-allotment option in full). Of the estimated $117.6 million in net proceeds of the concurrent common stock offering, we intend to use:

•	approximately $107.6 million to pay down a portion of the outstanding borrowings under our revolving credit facility; and

•	the remainder for general corporate purposes.

Affiliates of certain of the underwriters are lenders under our revolving credit facilities and, accordingly, will receive a substantial portion of the proceeds from this offering. See “Underwriting.”

Of the $454.5 million of borrowings outstanding under our revolving credit facility as of November 23, 2007, $80.4 million was incurred to fund our acquisition of oil and gas properties in the Cotton Valley in East Texas, Eastern Oklahoma and Selma Chalk in Mississippi. The remaining borrowings were used for capital expenditures and other general corporate purposes.

Our revolving credit facility matures in December 2010. We have the option to elect interest at (i) the London Inter Bank Offering Rate plus a Eurodollar margin ranging from 1.00% to 1.75%, based on the ratio of our outstanding borrowings to the borrowing base or (ii) the greater of the prime rate or federal funds rate plus a margin of up to 0.50%. The weighted average interest rate on borrowings outstanding under our revolving credit facility during the nine months ended September 30, 2007 was 6.8%. We intend to redraw some or all the amounts paid down on our revolving credit facility for exploration and development of our oil and natural gas properties, for acquisition, exploration and development of additional properties or interests, acquisition of other oil and natural gas businesses, working capital and other general corporate purposes.

Capitalization

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis;

•	on an as adjusted basis to give effect to the sale of $200.0 million principal amount of notes in this offering and the application of the proceeds therefrom as described in “Use of proceeds”; and

•	on an as further adjusted basis also to reflect the concurrent sale of 3,000,000 shares of our common stock and the application of the net proceeds therefrom as described in “Use of proceeds.”

You should read the information below in conjunction with “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations,” “Description of capital stock” and our consolidated financial statements and related notes included elsewhere or incorporated by reference in this prospectus supplement.

	As of September 30, 2007
($ in thousands)	Actual	As adjusted(1)	As further adjusted(2)

Long-term debt of PVA:
Revolving credit facility(3)	$414,500	$237,300	$129,719
Convertible Notes	—	200,000	200,000
Long-term debt of PVR(4)	351,618	351,618	351,618

Total debt	$766,118	$788,918	$681,337

Minority interests of subsidiaries	$189,820	$189,820	$189,820

Shareholders’ equity
Preferred stock of $100 par value—100,000 shares authorized, none issued	—	—	—
Common stock of $0.01 par value—64,000,000 shares authorized—37,877,430 shares issued and outstanding (actual); 37,877,430 shares issued and outstanding (as adjusted); 40,877,430 shares issued and outstanding (as further adjusted)	190	190	220
Paid-in capital(5)	350,917	347,395	464,946 (6)
Retained earnings	328,992	328,992	328,992
Deferred compensation obligation	1,451	1,451	1,451
Accumulated other comprehensive income	(6,626)	(6,626)	(6,626)
Treasury stock—74,330 shares common stock, at cost	(1,854)	(1,854)	(1,854)

Total shareholders’ equity:	$673,070	$669,548	$787,129

Total capitalization	$1,629,008	$1,648,286	$1,658,286

(1)	Reflects the use of the proceeds from this offering to (i) repay approximately $177.2 million outstanding under our credit facility, (ii) make a net cash payment of approximately $16.2 million for the warrant and hedge transactions in connection with this offering, net of deferred taxes and (iii) pay approximately $6.6 million in underwriters’ discounts and other estimated costs and expenses of this offering.

(2)	Reflects the use of the proceeds from the concurrent common stock offering to (i) repay approximately $107.6 million outstanding under our credit facility, (ii) pay approximately $6.2 million in underwriters’ discounts and other estimated costs and expenses relating to the common stock offering and (iii) use approximately $10.0 million for working capital and other general corporate purposes.

(3)	As of November 23, 2007, we had $454.5 million outstanding under our revolving credit facility. As of November 23, 2007, after giving effect to these offerings and the application of the net proceeds therefrom as described in “Use of proceeds,” we would have had $169.7 million outstanding under our revolving credit facility.

(4)	As of September 30, 2007, debt of PVR, including current maturities, consisted of $300.2 million outstanding under PVR’s revolving credit facility and $64.0 million of senior unsecured notes. As of November 23, 2007, PVR had $351.7 million outstanding under its revolving credit facility and $64.0 million of senior unsecured notes.

(5)	Reflects aggregate underwriting commissions and estimated expenses from this offering and the concurrent common stock offering of approximately $12.8 million.

(6)	Reflects a net cost of the convertible hedge and warrant transactions of approximately $16.2 million.

Price range of our common stock and dividends

Our common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol “PVA.” The high and low sales prices (composite transactions) and dividends paid for each calendar quarter indicated were as follows:

	Sales Price(1)		Cash Dividends Declared(1)
Quarter Ended	High	Low

December 31, 2007 (through November 29)	$49.56	$40.94	$0.05625
September 30, 2007	$44.50	$35.68	$0.05625
June 30, 2007	$43.25	$36.51	$0.05625
March 31, 2007	$37.16	$31.95	$0.05625

December 31, 2006	$38.35	$29.87	$0.05625
September 30, 2006	$36.33	$30.14	$0.05625
June 30, 2006	$38.61	$29.90	$0.05625
March 31, 2006	$36.23	$28.30	$0.05625

December 31, 2005	$31.38	$25.58	$0.05625
September 30, 2005	$29.20	$22.30	$0.05625
June 30, 2005	$24.66	$19.03	$0.05625
March 31, 2005	$25.26	$18.78	$0.05625

(1)	On May 8, 2007, our board of directors approved a two-for-one-split of our common stock in the form of a 100% stock dividend payable on June 19, 2007 to shareholders of record on June 12, 2007. Shareholders received one additional share of common stock for each share held on the record date. The sales prices and quarterly dividends have been adjusted to give retroactive effect to the stock split.

On November 29, 2007, the closing sale price of our common stock, as reported by the NYSE, was $41.67 per share. On November 20, 2007 there were approximately 545 record holders of our common stock.

Dividend policy

On November 20, 2007, we paid a regular quarterly dividend of $0.05625 per share to shareholders of record as of November 6, 2007. These dividends may not be indicative of the amount of any future dividends. The payment of dividends is subject to the discretion of our board of directors and will depend on many factors, including restrictions imposed by financing arrangements, cash distributions by PVG and PVR, general business conditions, legal restrictions on the payment of dividends and other factors that our board of directors deems relevant. In any quarterly period, we may pay dividends in excess of our net income for such period as determined in accordance with GAAP.

Description of notes

The Company will issue the notes under a subordinated indenture to be dated as of December 5, 2007 (the “base indenture”) among itself, the subsidiary guarantors named therein, and Wells Fargo Bank, N.A., as trustee (the “trustee”), as supplemented by a supplemental indenture to be dated as of December 5, 2007 between the Company and the trustee (the “supplemental indenture” and, together with the base indenture, the “indenture”). The notes will not have the benefit of any subsidiary guarantee described in the indenture. The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The indenture will be filed with the SEC and may be accessed as described under “Where you can find more information.”

The following description of the notes should be read in conjunction with the section titled “Description of Debt Securities” in the accompanying prospectus. If any provision in this description of notes conflicts with the description of debt securities in the accompanying prospectus, this description of notes will govern. The following is only a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read these documents because they, and not this description, define your rights as a holder of the notes.

For purposes of this description, references to “the Company,” “we,” “our” and “us” refer only to Penn Virginia Corporation and not to its subsidiaries.

General

The notes

•	will be general unsecured, senior subordinated obligations of the Company;

•	will initially be limited to an aggregate principal amount of $200.0 million (or $230.0 million if the underwriters’ over-allotment option is exercised in full);

•	will bear cash interest from December 5, 2007 at an annual rate of 4.50% payable on May 15 and November 15 of each year, beginning on May 15, 2008;

•

will be subject to purchase by us at the option of the holders following a fundamental change (as defined below under “—Fundamental change permits holders to require us to purchase notes”), at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to but excluding the fundamental change purchase date;

•	will mature on November 15, 2012, unless earlier converted or repurchased;

•	will be issued in denominations of $1,000 principal amount and multiples of $1,000; and

•	will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form. See “Book-entry, settlement and clearance.”

Subject to fulfillment of certain conditions and during the periods described below, the notes may be converted based on an initial conversion rate of 17.3160 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $57.75 per share of common stock). The conversion rate is subject to adjustment if certain events occur. Upon conversion of a note, we will satisfy our conversion obligation by paying and delivering, as the case may be, cash and shares of our common stock, if any, as described below under “Conversion rights—Payment upon conversion.” You will not receive any separate cash payment for interest accrued and unpaid to the conversion date except under the limited circumstances described below.

The indenture does not limit the amount of debt which may be issued by the Company or its subsidiaries under the indenture or otherwise. The indenture does not contain any financial covenants and does not restrict us from paying dividends or issuing or repurchasing our other securities. Other than restrictions described under “Fundamental change permits holders to require us to purchase notes” and “Consolidation, merger and sale of assets” below and except for the provisions set forth under “Conversion rights—Adjustment to shares delivered upon conversion upon a make-whole fundamental change,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving the Company or a takeover, recapitalization, highly leveraged transaction or similar restructuring involving the Company that could adversely affect such holders or result in a decline in the credit rating of the notes (if the notes are rated at such time).

We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that such additional notes must be part of the same issue as the notes offered hereby for federal income tax purposes. We may also from time to time repurchase notes in open market purchases or negotiated transactions without giving prior notice to holders.

The notes will be issued in denominations of $1,000 principal amount and integral multiples thereof.

The Company does not intend to list the notes on a national securities exchange or interdealer quotation system.

Payments on the notes; paying agent and registrar; transfer and exchange

We will pay principal of and interest on the notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.

We will pay principal of any certificated notes at the office or agency designated by the Company for that purpose. We have initially designated the trustee as our paying agent and registrar and its agency in New York, New York as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and the Company may act as paying agent or registrar. Interest on certificated notes will be payable (i) to holders having an aggregate principal amount of $5,000,000 or less, by check mailed to the holders of these notes and (ii) to holders having an aggregate principal amount of more than $5,000,000, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture and as described under “Description of Debt Securities—Form, Exchange and Transfer” in the accompanying prospectus. The Company is not required to transfer or exchange any note surrendered for conversion.

The registered holder of a note will be treated as the owner of it for all purposes.

Interest

The notes will bear interest at a rate of 4.50% per year until maturity. Interest on the notes will accrue from the most recent date on which interest has been paid or duly provided for or, if none, the issue date. Interest will be payable semiannually in arrears on May 15 and November 15 of each year, beginning May 15, 2008.

Interest will be paid to the person in whose name a note is registered at the close of business on May 1 or November 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

If any interest payment date (other than an interest payment date coinciding with the stated maturity date or earlier required repurchase date upon a fundamental change) of a note falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day. If the stated maturity date or such earlier required repurchase date would fall on a day that is not a business day, the required payment of interest, if any, and principal, will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the stated maturity date or such earlier required repurchase date to such next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is closed.

Ranking

The notes will be the general unsecured senior subordinated obligations of the Company ranking equally in right of payment with all future senior subordinated indebtedness of the Company and senior to all future subordinated indebtedness of the Company. The notes will rank junior to all existing and future senior indebtedness (whether or not secured) and will effectively rank junior to all existing and future secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness. In addition, the notes will effectively rank junior to the liabilities, including trade payables, of the Company’s subsidiaries.

At September 30, 2007, we and our subsidiaries had $766.1 million of debt on a consolidated basis. After giving pro forma effect to the sale of the notes and the concurrent sale of our common stock (assuming in each case no exercise of the underwriters’ over-allotment option) and the use of proceeds from each offering, our total consolidated indebtedness would have been $681.3 million, all of which would rank senior to the notes.

Conversion rights

General

Prior to the close of business on the business day immediately preceding September 15, 2012, the notes will be convertible only upon satisfaction of one or more of the conditions described under the headings “—Conversion upon satisfaction of sale price condition,” “—Conversion upon satisfaction of trading price condition,” and “—Conversion upon specified corporate transactions.” On or after September 15, 2012, holders may convert each of their notes at the applicable conversion rate at any time prior to the close of business on the third business day immediately preceding the maturity date. Notes may not be converted after the close of business on the third business day immediately preceding the maturity date. The conversion rate will initially be 17.3160 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $57.75 per share of common stock). Upon conversion of a note, we will satisfy our conversion obligation by paying and delivering, as the case may be, cash and shares of our common stock, if any, as set forth below under “—Payment upon conversion.” The trustee will initially act as the conversion agent.

The conversion rate and the equivalent conversion price (which at all times will be equal to $1,000 divided by the conversion rate at such time) in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s notes so long as the notes converted are a multiple of $1,000 principal amount.

Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest, except as described below. We will not issue fractional shares of our common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares as described under “—Payment upon conversion.” Our payment and delivery, as the case may be, to you of cash and shares of our common stock, if any, together with any cash payment for any fractional share, into which a note is convertible, will be deemed to satisfy in full our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest to, but not including, the conversion date.

As a result, accrued and unpaid interest to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a regular record date for the payment of interest, holders of such notes at 5:00 p.m., New York City time, on such record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes, upon surrender for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest, if any, payable on the notes so converted; provided that no such payment need be made:

•	for conversions following the record date immediately preceding the maturity date;

•	if we have specified a fundamental change purchase date that is after a record date and on or prior to third trading day after the corresponding interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Holders may surrender their notes for conversion into cash and shares of our common stock, if any, under the following circumstances:

Conversion upon satisfaction of sale price condition

Prior to the close of business on the business day immediately preceding September 15, 2012, a holder may surrender all or a portion of its notes for conversion during any fiscal quarter (and only during such fiscal quarter) commencing after December 31, 2007 if the last reported sale price of the common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each such trading day.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded.

If our common stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization.

If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

“Trading day” means a day on which (i) trading in securities generally occurs on the NYSE or, if our common stock is not then listed on the NYSE, on the principal other U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a United States national or regional securities exchange, in the principal other market on which our common stock is then traded, and (ii) a last reported sale price for our common stock is available on such securities exchange or market. If our common stock (or other security for which a closing sale price must be determined) is not so listed or traded, “trading day” means a “business day.”

Conversion upon satisfaction of trading price condition

Prior to the close of business on the business day immediately preceding September 15, 2012, a holder of notes may surrender its notes for conversion during the five business day period after any ten consecutive trading day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the bid solicitation agent for $2,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that, if three such bids cannot reasonably be obtained by the bid solicitation agent but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the bid solicitation agent, that one bid shall be used. If the bid solicitation agent cannot reasonably obtain at least one bid for $2,000,000 principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. If we do not so instruct the bid solicitation agent to obtain bids when required, the trading price per $1,000 principal amount of the notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each day we fail to do so.

The bid solicitation agent shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder of a note provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. At such time, we shall instruct the bid solicitation agent to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the last reported sale price of our common stock and applicable conversion rate. If the trading price condition has been met, we will so notify the holders. If, at any time after the trading price condition has been met, the trading price per $1,000 principal amount of notes is greater than 98% of the product of the last reported sale price of our common stock and the conversion rate for such date, we will so notify the holders.

Conversion upon specified corporate transactions

Certain distributions

If, prior to the close of business on the business day immediately preceding September 15, 2012, we elect to:

•

issue to all or substantially all holders of our common stock certain rights (in the case of rights issued under a shareholder rights agreement, only following the distribution of separate certificates evidencing such rights) entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at less than the average of the last reported sale prices of a share of our common stock for the 10 consecutive trading-day period ending on the trading day preceding the announcement of such issuance; or

•

distribute to all or substantially all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value, as reasonably determined by our board of directors, exceeding 10% of the last reported sale price of our common stock on the trading day preceding the declaration date for such distribution, we must notify the holders of the notes at least 30 scheduled trading days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time.

Certain corporate events

If, prior to the close of business on the business day immediately preceding September 15, 2012, a transaction or event that constitutes a “fundamental change” (as defined under “—Fundamental change permits holders to require us to purchase notes”) or a “make-whole fundamental change” (as defined under “—Adjustment to shares delivered upon conversion upon a make-whole fundamental change”) occurs, regardless of whether a holder has the right to require us to repurchase the notes as described under “—Fundamental change permits holders to require us to purchase notes,” or if we are a party to a consolidation, merger, binding share exchange, or transfer or lease of all or substantially all of our assets, pursuant to which our common stock would be converted into cash, securities or other assets, the notes may be surrendered for conversion at any time from or after the effective date of such transaction until 35 trading days after such effective date or, if such transaction also constitutes a fundamental change, until the close of business on the business day immediately preceding the related fundamental change purchase date (as defined below). We will notify holders and the trustee as promptly as practicable following the date we publicly announce such transaction (but in any event, within five scheduled trading days after the effective date of such transaction).

Conversions on or after September 15, 2012

On or after September 15, 2012, a holder may convert any of its notes at any time prior to the close of business on the third business day immediately preceding the maturity date regardless of the foregoing conditions.

Conversion procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.

If you hold a certificated note, to convert you must

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled.

The date you comply with the relevant procedures described above is the “conversion date” under the indenture.

If a holder has already delivered a purchase notice as described under “—Fundamental change permits holders to require us to purchase notes” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Payment upon conversion

Upon conversion, we will pay and deliver, as the case may be, in respect of each $1,000 principal amount of notes being converted, a “settlement amount” equal to the sum of the daily settlement amounts for each of the 25 trading days during the observation period.

“Daily settlement amount” means, for each of the 25 trading days during the observation period:

•	cash equal to the lesser of (i) $40 and (ii) the daily conversion value; and

•	to the extent the daily conversion value exceeds $40, a number of shares equal to (i) the difference between the daily conversion value and $40, divided by (ii) the daily VWAP for such day.

“Daily conversion value” means, for each of the 25 consecutive trading days during the observation period, one twenty-fifth of the product of (1) the applicable conversion rate and (2) the daily VWAP of our common stock on such day.

“Daily VWAP” means, for each of the 25 consecutive trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “PVA.N<equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). Daily VWAP will be determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

“Observation period” means:

•	with respect to any note converted prior to September 15, 2012, the 25 consecutive trading-day period beginning on and including the second trading day after the related conversion date; and

•	with respect to any note converted on or after September 15, 2012, the 25 consecutive trading days beginning on and including the 27th scheduled trading day immediately preceding November 15, 2012.

For the purposes of determining payment upon conversion only, “trading day” means a day on which (i) there is no market disruption event (as defined below) and (ii) trading in securities generally occurs on the NYSE or, if our common stock is not then listed on the NYSE, on the principal other U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a United States national or regional securities exchange, in the principal other market on which our common stock is then traded. If our common stock (or other security for which a Daily VWAP must be determined) is not so listed or traded, “trading day” means a “business day.”

“Scheduled trading day” means a day that is scheduled to be a trading day on the primary United States national securities exchange or market on which our common stock is listed or admitted for trading. If our common stock is not so listed or admitted for trading, “scheduled trading day” means a business day.

For the purposes of determining payment upon conversion, “market disruption event” means (i) a failure by the primary United States national securities or regional exchange or market on which our common stock is listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any trading day for our common stock for an aggregate one half hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

We will pay and deliver, as the case may be, the settlement amount due on the third business day immediately following the last day of the relevant observation period.

We will pay cash in lieu of any fractional share of common stock issuable in connection with delivery of the settlement amount (based upon the Daily VWAP for the final trading day of the applicable observation period).

Each conversion will be deemed to have been effected as to any notes surrendered for conversion on the date the requirements set forth in the indenture have been satisfied as to such notes; provided, however, that the person in whose name any shares of our common stock shall be issuable upon such conversion in respect of each trading day during an observation period, if applicable, will become the holder of record of such shares as of the close of business on the last trading day of such observation period.

Conversion rate adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate, as a result of holding the notes, in any of the transactions described below without having to convert their notes as if they held the full number of shares underlying their notes.

(1)	If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	OS1
OS0

where,

CR0 = the conversion rate in effect immediately prior to the ex-dividend date of such dividend or distribution, or the effective date of such share split or combination, as applicable

CR1 = the conversion rate in effect immediately after the opening of business on such ex-dividend date or effective date

OS0 = the number of shares of our common stock outstanding immediately prior to such ex-dividend date or effective date; and

OS1 = the number of shares of our common stock that would be outstanding immediately after, and solely as a result of, such dividend, distribution, share split or share combination.

(2)	If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 calendar days to subscribe for or purchase shares of our common stock, at a price per share less than the average of the last reported sale prices of our common stock for the 10 consecutive trading-day period ending on the trading day immediately preceding the date of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR1	=	CR0	x	OS0 + X
OS0 + Y

where,

CR0 = the conversion rate in effect immediately prior the ex-dividend date for such issuance;

CR1 = the conversion rate in effect immediately after the opening of business on such ex-dividend date;

OS0 = the number of shares of our common stock outstanding immediately prior to such ex-dividend date;

X = the total number of shares of our common stock issuable pursuant to such rights or warrants; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the date of announcement of the issuance of such rights or warrants.

For purposes of this clause (2), in determining whether any rights or warrants entitle the holders to subscribe for or purchase common stock at a price per share less than the average of the last reported sale prices of our common stock for the relevant period, and in determining the aggregate exercise price payable for such common stock, there shall be taken into account any consideration received by the Company for such rights or warrants and any amount payable on exercise thereof, with the value of such consideration, if other than cash, to be determined by our board of directors.

(3)	If we distribute shares of our capital stock, evidences of our indebtedness, other assets or property of ours or rights or warrants to acquire our capital stock or other securities to all or substantially all holders of our common stock, excluding

•	dividends or distributions and rights or warrants described in clause (1) or clause (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs to which the provisions set forth below in this clause (3) shall apply;

then the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	SP0
SP0 - FMV

where,

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such distribution;

CR1 = the conversion rate in effect immediately after the opening of business on such ex-dividend date;

SP0 = the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution; and

FMV = the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets, property, rights or warrants distributed with respect to each outstanding share of our common stock on the ex-dividend date for such distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate will be increased based on the following formula:

CR1	=	CR0	x	FMV0 + MP0
MP0

where,

CR0 = the conversion rate in effect immediately prior to the end of the valuation period (as defined below);

CR1 = the conversion rate in effect immediately after the end of the valuation period;

FMV0 = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock (determined for purposes of the definition of last reported sale price as if such capital stock or similar equity interest were our common stock) over the first 10 consecutive trading-day period after, and including, the effective date of the spin-off (the “valuation period”); and

MP0 = the average of the last reported sale prices of our common stock over the valuation period.

The adjustment to the conversion rate under the preceding paragraph will occur on the last day of the valuation period; provided that in respect of any conversion during the valuation period, references with respect to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such spin-off and the conversion date in determining the applicable conversion rate.

(4)	(A) If any regular quarterly cash dividend or distribution is made to all or substantially all holders of our common stock and such dividend or distribution does not equal $0.05625 per share (the “dividend threshold”), the conversion rate will be adjusted based on the following formulas:

(i) if the per share amount of such regular quarterly cash dividend or distribution is greater than the dividend threshold, the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	SP0
SP0 - C

where,

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such dividend or distribution;

CR1 = the conversion rate in effect immediately after the opening of business on the ex-dividend date for such dividend or distribution;

SP0 = the last reported sale price of our common stock on the trading day immediately preceding the ex-dividend date for such dividend or distribution; and

C = the amount in cash per share we distribute to holders of our common stock in excess of the dividend threshold.

(ii) if the per share amount of such regular quarterly cash dividend or distribution is less than the dividend threshold (which, for the avoidance of doubt, would include the failure to pay any regular quarterly cash dividend or distribution during the relevant quarterly fiscal period, in which case we will be deemed to have declared and paid a cash dividend of $0.00, the ex-dividend date for which will be deemed to be the last business day of the applicable fiscal period), the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	SP0
SP0 + C

where,

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such dividend or distribution;

CR1 = the conversion rate in effect immediately after the opening of business on the ex-dividend date for such dividend or distribution;

SP0 = the last reported sale price of our common stock on the trading day immediately preceding the ex-dividend date for such dividend or distribution; and

C = the dividend threshold minus the amount in cash per share we distribute to holders of our common stock.

(B) If any cash dividend or distribution, other than regular quarterly cash dividends or distributions, is made to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	SP0
SP0 - C

where,

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such dividend or distribution;

CR1 = the conversion rate in effect immediately after the opening of business on the ex-dividend date for such dividend or distribution;

SP0 = the last reported sale price of our common stock on the trading day immediately preceding the ex-dividend date for such dividend or distribution; and

C = the amount in cash per share we distribute to holders of our common stock.

The dividend threshold is subject to adjustment in a manner inversely proportional to adjustments to the conversion rate; provided that no adjustment will be made to the dividend threshold for any adjustment made to the conversion rate pursuant to this clause (4).

If any dividend or distribution described in clauses (1), (3) or (4) above is declared but not so paid or made, the conversion rate shall be readjusted to the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(5)	If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR1	=	CR0	x	AC + (SP1 x OS1)
OS0 x SP1

where,

CR0 = the conversion rate in effect on immediately prior to the effective date of the adjustment (as described below);

CR1 = the conversion rate in effect immediately after the opening of business on the effective date of the adjustment;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS1 = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares accepted for purchase or exchange in such offer); and

SP1 = the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period commencing on the trading day next succeeding the date such tender or exchange offer expires

The adjustment to the conversion rate under the preceding paragraph will occur at the close of business on the tenth trading day from, and including, the trading day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion within 10 trading days immediately following, and including, the expiration date of any tender or exchange offer, references with respect to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the expiration date of such tender or exchange offer and the conversion date in determining the applicable conversion rate. If we or one of our subsidiaries is obligated to purchase our common stock pursuant to any such tender or exchange offer but are permanently prevented by applicable law from effecting any such purchase or all such purchases are rescinded, the conversion rate shall be readjusted to be the conversion rate that would be in effect if such tender or exchange offer had not been made.

Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities. If, however, the application of the foregoing formulas would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made (other than as a result of a share split, share combination or decrease in the per share amount of regular, quarterly cash dividends or distributions).

As used in this section, “ex-dividend date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance or distribution in question.

We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 business days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Certain United States federal income and estate tax considerations.”

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case, and only in such case, the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness, assets, property, rights or warrants as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Notwithstanding any of the foregoing, the applicable conversion rate will not be adjusted

•

upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•

upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•

upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock;

•	for accrued and unpaid interest; or

•	the issuance of any shares of our common stock upon exercise or other settlement of the warrants described below under “Sale of warrants.”

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. No adjustment to the conversion rate will be required unless the adjustment would require an increase or decrease of at least 1% of the conversion rate. If an adjustment is not made because the adjustment does not change the conversion rate by at least 1%, then such adjustment will be carried forward and taken into account in any future adjustment. Notwithstanding the foregoing, upon any conversion of notes (solely with respect to the notes to be converted) and on the maturity date, we will give effect to all adjustments that we have otherwise deferred pursuant to the immediately preceding sentence, and those adjustments will no longer be carried forward and taken into account in any future adjustment.

Recapitalizations, reclassifications and changes of our common stock

In the case of any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination), a consolidation, merger or combination involving us, a sale, lease or other transfer to a third party of the consolidated assets of ours and our subsidiaries substantially as an entirety, or any statutory share exchange, in each case, as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at the effective time of the transaction, the right to convert a note will be changed into a right to convert it into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of common stock equal to the conversion rate prior to such transaction would have owned or been entitled to receive (the “reference property”) upon such transaction. However, at and after the effective time of the transaction, the amount otherwise payable in cash upon conversion of the notes will continue to be payable in cash, and the daily conversion value will be calculated based on the value of the reference property.

If the transaction causes our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the reference property into which the notes will be convertible will be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of our common stock. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

Adjustments of prices

Whenever any provision of the indenture requires us to calculate last reported prices or daily VWAP over a span of multiple days, we will make appropriate adjustments to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex-dividend date of the event occurs, at any time during the period from which such prices are to be calculated.

Adjustment to shares delivered upon conversion upon a make-whole fundamental change

If a fundamental change described in clause (1) or (2) in the definition below (determined after giving effect to any exceptions or exclusions to such definition, but without regard, in the case of clause (1) or clause (2), to the proviso in clause (2), a “make-whole fundamental change”) occurs and a holder elects to convert its notes in connection with such make-whole fundamental change, we will, under certain circumstances, increase the conversion rate for the notes so surrendered for conversion by a number of additional shares of common stock (the “additional shares”), as described below. A conversion of notes will be deemed for these purposes to be “in connection with” such make-whole fundamental change if the notice of conversion of the notes is received by the conversion agent from, and including, the scheduled trading day following the effective date of the make-whole fundamental change up to, and including, the business day immediately prior to the related fundamental change purchase date (or, in the case of an event that would have been a fundamental change but for the proviso in the second clause of the definition thereof, the 35th trading day immediately following the effective date of such make-whole fundamental change).

Upon surrender of notes for conversion in connection with a make-whole fundamental change, we will pay and deliver, as the case may be, in lieu of shares of common stock, including the additional shares, cash and shares of common stock, if any, as described under “—Conversion rights—Payment upon conversion.” However, if the consideration for our common stock in such make-whole fundamental change is comprised entirely of cash, for any conversion of notes following the effective date of such make-whole fundamental change, the conversion obligation will be calculated based solely on the stock price (as such term is defined below) for the transaction and will be deemed to be an amount equal to the applicable conversion rate (including any adjustment as described in this section) multiplied by such applicable price. In such event, the conversion obligation will be determined and paid to holders in cash on the third business day following the conversion date.

The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the make-whole fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the make-whole fundamental change. If the holders of our common stock receive only cash in the make-whole fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock over the five trading-day period ending on the trading day preceding the effective date of the make-whole fundamental change.

The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion rate adjustments.”

The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes:

	Stock Price
Effective Date	$41.25	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00	$110.00	$120.00	$130.00	$140.00	$150.00	$160.00
December 5, 2007	6.9264	5.0633	3.5570	2.6595	2.0881	1.7027	1.4294	1.2270	1.0715	0.9483	0.8480	0.7646	0.6939
November 15, 2008	6.9264	4.7654	3.2111	2.3194	1.7745	1.4214	1.1797	1.0060	0.8755	0.7738	0.6920	0.6245	0.5675
November 15, 2009	6.9264	4.3951	2.7778	1.8974	1.3918	1.0841	0.8851	0.7485	0.6493	0.5738	0.5139	0.4647	0.4234
November 15, 2010	6.9264	3.8721	2.1875	1.3465	0.9142	0.6802	0.5441	0.4577	0.3980	0.3535	0.3183	0.2894	0.2648
November 15, 2011	6.9264	3.2296	1.3956	0.6327	0.3381	0.2250	0.1769	0.1514	0.1344	0.1211	0.1101	0.1007	0.0924
November 15, 2012	6.9264	2.6823	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case

•

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $160.00 per share (subject to adjustment), no additional shares will be added to the conversion rate.

•	If the stock price is less than $41.25 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 24.2424 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion rate adjustments.”

Our obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

Fundamental change permits holders to require us to purchase notes

If a fundamental change (as defined below) occurs at any time, you will have the right, at your option, to require us to purchase for cash any or all of your notes, or any portion of the principal amount thereof, that is equal to $1,000 or multiple of $1,000. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, to but excluding, the fundamental change purchase date (unless the fundamental change purchase date is between a regular record date and the interest payment date to which it relates, in which case we will instead pay the full amount of accrued and unpaid interest to the holder of record on such regular record date). The fundamental change purchase date will be a date specified by us that is not less than 20 or more than 45 calendar days following the date of our fundamental change notice as described below. Any notes purchased by us will be paid for in cash.

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs

(1)	a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity and (x) such person or group files a Schedule 13D, Schedule 13G, Schedule TO or any other schedule, form or report under the Exchange Act disclosing such beneficial ownership or (y) the Company otherwise knows or has reason to know of any such person or group, in any case, other than pursuant to a transaction that would otherwise be subject to clause (2) below but for the proviso thereto; or

(2)	consummation of (A) any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination) as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets or (B) any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries; provided, however, that any such share exchange, consolidation or merger will not be a fundamental change if holders of our common equity immediately prior to such transaction collectively own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction;

(3)	continuing directors cease to constitute at least a majority of our board of directors;

(4)	our stockholders approve any plan or proposal for the liquidation or dissolution of us; or

(5)	our common stock (or other common stock or depositary shares or receipts in respect thereof into which the notes are then convertible) ceases to be listed or quoted on a national securities exchange in the United States, except as a result of a merger to which we are a party or a tender offer or exchange offer for our common stock or depositary shares or receipts in respect thereof or other common stock or depositary shares or receipts in respect thereof into which the notes are then convertible.

However, holders will not have the right to require us to repurchase their notes as a result of clause (2) above, and any transaction or event described in clause (2) above will not constitute a make-whole fundamental change, in each case, if 90% of the consideration received or to be received by our common shareholders, excluding cash payments for fractional shares, in connection with the transaction or transactions constituting the fundamental change consists of shares of common stock traded on a U.S. national securities exchange or which will be so traded or quoted when issued or exchanged in connection with a fundamental change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible into such consideration, as described above under “—Recapitalizations, reclassifications and changes of our common stock.”

“Continuing director” means a director who either was a member of our board of directors on the date of this prospectus supplement or who becomes a director of the Company subsequent to that date and whose election, appointment or nomination for election by our shareholders is duly approved by a majority of the continuing directors on the board of directors of the Company at the time of such approval, either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the entire board of directors of the Company in which such individual is named as nominee for director.

On or before the 20th day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting purchase right. Such notice shall state, among other things

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change purchase price;

•	the fundamental change purchase date;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	if applicable, the applicable conversion rate and any adjustments to the applicable conversion rate;

•

if applicable, that the notes with respect to which a fundamental change purchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information on our website or through such other public medium as we may use at that time.

To exercise the purchase right, you must deliver, on or before the business day immediately preceding the fundamental change purchase date, subject to extension to comply with applicable law, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form titled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for purchase or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or a multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

We will be required to purchase the notes properly surrendered for purchase and not withdrawn on the fundamental change purchase date, subject to extension to comply with applicable law. You will receive payment of the fundamental change purchase price promptly following the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the fundamental change purchase price of the notes on the business day following the fundamental change purchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the notes are delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price and previously accrued and unpaid interest upon delivery or transfer of the notes).

In connection with any purchase offer pursuant to a fundamental change purchase notice, we will, if required:

•	comply with the provisions of the tender offer rules under the Exchange Act that may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

No notes may be purchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change purchase price of the notes.

The purchase rights of the holders could discourage a potential acquirer of us. The fundamental change purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change purchase feature is a result of negotiations between us and the underwriters.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us. We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a fundamental change but would increase the amount of debt, including other secured indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including other unsubordinated indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change purchase price. Our ability to repurchase the notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries, the terms of our then existing borrowing arrangements or otherwise. See “Risk factors—Risks related to the notes—We may not have the ability to raise the funds necessary to settle conversions of the notes or to purchase the notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.” If we fail to purchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar fundamental change provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Subordination of the notes

The payment of the principal of, and any interest amount on, the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness of the Company. The notes will rank pari passu in right of payment to all of the other senior subordinated indebtedness of the Company and senior in right of payment to all of the subordinated indebtedness of the Company.

If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the notes.

We may not make any payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•

any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from the persons permitted to give such notice under the indenture.

We are required to resume payments on the notes:

•	in case of a payment default of designated senior indebtedness, upon the date on which such default is cured or waived or ceases to exist, and

•

in case of a nonpayment default of designated senior indebtedness, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

No new period of payment blockage may be commenced for a default unless:

•	365 days have elapsed since our receipt of the prior payment blockage notice, and

•	all scheduled payments on the notes that have come due have been paid in full in cash.

No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

The Company is a holding company, and substantially all of our consolidated operations are, and in the future may continue to be, conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, depend upon the earnings of our subsidiaries. In addition, we would be dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

Substantially all of our assets are held by our subsidiaries. Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

At September 30, 2007, we and our subsidiaries had $766.1 million of indebtedness on a consolidated basis which would rank senior to the notes. Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt, our ability to pay our obligations on the notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the holders of the notes.

The term “designated senior indebtedness” means (1) all indebtedness (as defined below) of the Company under its Amended and Restated Credit Agreement, dated as of December 14, 2003, by and among the Company, the lenders thereunder and JPMorgan Chase Bank, N.A., as Administrative Agent, as amended, including any deferrals, renewals, extensions, replacements, refinancings or refundings thereof, or amendments, modifications or supplements thereto and any agreement providing therefor, whether by or with the same or any other lender, creditor, group of lenders or group of creditors, and including related notes, guarantees and note agreements and other instruments and agreements executed in connection therewith and (2) any other senior indebtedness (as defined below) of the Company in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

The term “indebtedness” means:

(1)	all of our indebtedness, obligations and other liabilities, contingent or otherwise, (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of the Company or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2)	all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3)	all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4)	all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an greed upon residual value of the leased property to the lessor;

(5)	all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6)	all of our direct or indirect guaranties or similar agreements by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5); and

(7)	any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

The term “senior indebtedness” means the principal of, and premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness of the Company, whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness, however, does not include:

(1)	indebtedness that expressly provides that such indebtedness (a) shall not be senior in right of payment to the notes, (b) shall be equal or junior in right of payment to the notes, or (c) shall be junior in right of payment to any of our other indebtedness;

(2)	any indebtedness to any of our majority-owned subsidiaries, other than indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of such subsidiary to a person that is not our subsidiary; and

(3)	indebtedness for trade payables or the deferred purchase price of assets or services incurred in the ordinary course of business.

The term “senior subordinated indebtedness” means, with respect to us, the notes and any other indebtedness of ours that specifically provides that such indebtedness is to have the same rank as the notes in right of payment and is not subordinated by its terms in right of payment to any indebtedness or other obligations of ours that is not senior indebtedness.

The term “subordinated indebtedness” means, with respect to us, any indebtedness of ours that specifically provides that such indebtedness is subordinated to the notes.

We will not incur, directly or indirectly, or otherwise become liable for any indebtedness which is subordinated or junior in right of payment to any senior indebtedness unless such indebtedness is senior subordinated indebtedness or is subordinated indebtedness. This covenant will not limit our ability to incur unsecured senior indebtedness.

Consolidation, merger and sale of assets

In addition to the provisions described under “Description of Debt Securities—Consolidation, Merger and Sale of Assets,” the indenture provides that the Company shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its properties and assets to, another person, unless (i) the resulting, surviving or transferee person (if not the Company) is a person organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and such entity (if not the Company) expressly assumes by supplemental indenture all the obligations of the Company under the notes and the indenture; and (ii) immediately after giving effect to such transaction, no default has occurred and is continuing under the indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, the Company under the indenture. When such person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. This covenant will not apply to a merger of the Company with an affiliate solely for the purpose of reincorporating in another jurisdiction.

An assumption of our obligations under the notes and the indenture might be deemed for U.S. federal income tax purposes to be an exchange of the notes for new notes by the beneficial owners thereof, possibly resulting in recognition of gain or loss for such purposes and other adverse tax consequences to the beneficial owner. You should consult your own tax advisors regarding the tax consequences of such an assumption.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Events of default

In addition to the events of default described under “Description of Debt Securities—Events of Default” in the accompanying prospectus, each of the following is an event of default under the notes:

(1)	default in the payment of the fundamental change purchase price when due, whether or not such payment is prevented by the subordination provisions of the indenture;

(2)	failure by the Company to comply with its obligation to convert the notes in accordance with the indenture upon exercise of a holder’s conversion right, whether or not such payment is prevented by the subordination provisions of the indenture;

(3)	failure by the Company to give a fundamental change notice or notice of a specified corporate transaction as described under “—Conversion upon specified corporate transactions,” in each case when due;

(4)	failure by the Company to comply with its obligations under “Consolidation, merger and sale of assets;”

(5)	default by the Company or any significant subsidiary with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of $30 million in the aggregate of the Company and/or any significant subsidiary, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable or (ii) constituting a failure to pay the principal or interest of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration or otherwise; and

(6)	a final judgment for the payment of $30 million or more (excluding any amounts covered by insurance) rendered against the Company or any significant subsidiary, which judgment is not discharged or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished.

In lieu of the fourth event of default described under “Description of Debt Securities—Events of Default” in the accompanying prospectus, the following is an event of default under the notes:

(7)	failure by the Company to perform, or a breach of, any of the other covenants in the indenture, continued for 60 days (or 120 days in the case of a Reporting Failure) after written notice has been given by the trustee, or the holders of at least 25% in principal amount of the outstanding notes.

A “Reporting Failure” means the failure of the Company to file with the trustee pursuant to Section 314(a)(1) of the Trust Indenture Act any documents or reports that the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, if any.

The accompanying prospectus describes provisions in the indenture relating to the acceleration of the notes and the waiver of a past acceleration of the notes, in each case following an event of default.

Modification and amendment

The accompanying prospectus describes the instances where we may not amend the indenture without the consent of each holder of notes affected. The accompanying prospectus also describes the instances where we may, without the consent of any holder of notes, amend the indenture. In addition to those instances, without the consent of any holder, the Company and the trustee may amend the indenture to:

(1)	provide for the assumption by a successor corporation, partnership, trust or limited liability company of the obligations of the Company under the indenture;

(2)	provide for uncertificated notes in addition to or in place of certificated notes;

(3)	conform the provisions of the indenture to the “Description of notes” section in this prospectus supplement.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any purchase date, or upon conversion or otherwise, cash or shares of common stock sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Defeasance and Covenant Defeasance

The provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance and Covenant Defeasance” will not apply to the notes.

Calculations in respect of notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the daily VWAP of our common stock, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Trustee

Wells Fargo Bank, N.A. is the trustee, security registrar, paying agent and conversion agent. Wells Fargo Bank, N.A., in each of its capacities, including without limitation as trustee, security registrar, paying agent and conversion agent, assumes no responsibility for the accuracy or completeness of the information concerning us or our affiliates or any other party contained in this prospectus supplement or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information.

We maintain banking relationships in the ordinary course of business with the trustee and its affiliates.

Governing law

The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Book-entry, settlement and clearance

The global notes

The notes will be initially issued in the form of one or more registered notes in global form as described under “Description of Debt Securities—Global Securities” in the accompanying prospectus. Upon issuance, each of the global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of a global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the underwriters; and

•

ownership of beneficial interests in a global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described in the accompanying prospectus.

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. Neither we nor the underwriters are responsible for those operations or procedures.

DTC has advised us that it is

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the underwriters; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

Certain United States federal income and

estate tax considerations

The following is a summary of the material United States federal income and, in the case of non-U.S. holders (as defined below), estate tax consequences of the ownership and disposition of notes and the shares of common stock into which the notes may be converted as of the date hereof. Except where noted, this summary deals only with a note or share of common stock held as a capital asset (generally, property held for investment) by a holder who purchases the notes on original issuance at their “issue price” (generally, the first price at which a substantial portion of the notes are sold for cash to persons other than bond houses, brokers, or similar organizations acting in the capacity of underwriters, placement agents or wholesalers) and does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income or estate tax laws, including if you are:

•	a dealer in securities;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding the notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who is an investor in a pass-through entity;

•	a U.S. holder (as defined below) whose “functional currency” is not the U.S. dollar;

•	a partnership or other entity classified as a partnership for United States federal income tax purposes; or

•	a United States expatriate, a former U.S. citizen or a long-term resident of the United States.

The summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with all tax considerations that may be relevant to holders in light of their personal circumstances (including state, local or foreign tax considerations).

For purposes of this discussion, a “U.S. holder” is a beneficial owner of a note that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source;

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The term “non-U.S. holder” means a beneficial owner of a note or share of common stock (other than a partnership) that is not a U.S. holder.

If an entity classified as a partnership holds the notes or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding the notes or common stock, you should consult your own tax advisors.

If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the notes, as well as the consequences to you arising under other tax laws, including gift tax laws and the laws of any other taxing jurisdiction.

U.S. holders

The following discussion is a summary of certain United States federal income tax consequences that will apply to you if you are a U.S. holder of notes.

This discussion assumes that the notes will not be issued with more than a de minimis amount of original issue discount for United States federal income tax purposes. In such case, interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your usual method of accounting for tax purposes.

Sale, exchange, redemption, or other disposition of notes

Except as provided below under “Conversion of notes into common stock and cash,” you will generally recognize gain or loss upon the sale, exchange, redemption or other disposition of a note equal to the difference between the amount realized (less amounts received with respect to accrued interest which will be taxable as such) upon the sale, exchange, redemption or other disposition and your adjusted tax basis in the note. Your tax basis in a note will generally be equal to the amount you paid for the note. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If you are an individual and have held the note for more than one year, such capital gain will be long-term capital gain. Long-term capital gains of individuals currently are subject to reduced rates of taxation. Your ability to deduct capital losses may be limited.

Conversion of notes into common stock and cash

If a combination of cash and stock is received in exchange for your notes upon conversion, we intend to take the position that gain, but not loss, will be recognized equal to the excess of the sum of the fair market value of our common stock and the amount of cash received (other than amounts attributable to accrued interest, which will be treated as such, and cash in lieu of a fractional share) over your adjusted tax basis in the note (excluding the portion of the tax basis that is allocable to any fractional share), but in no event will the gain recognized exceed the amount of cash received (excluding cash attributable to accrued interest or received in lieu of a fractional share). The amount of capital gain or loss recognized on the receipt of cash in lieu of a fractional share will be equal to the difference between the amount of cash you receive in respect of the fractional share and the portion of your adjusted tax basis in the note that is allocable to the fractional share.

The tax basis of the shares of common stock received upon a conversion (other than common stock attributable to accrued but unpaid interest, the tax basis of which will equal its fair market value) will equal the adjusted tax basis of the note that was converted (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). Your holding period for shares of common stock will include the period during which you held the notes except that the holding period of any common stock received with respect to accrued interest will commence on the day after the date of receipt.

If you are an individual and have held the note for more than one year at the time of conversion, any capital gain you recognize upon conversion will be long-term capital gain. Long-term capital gains of individuals currently are subject to reduced rates of taxation. Your ability to deduct capital losses may be limited.

Alternatively, it is possible that the conversion could be treated as a partial taxable sale of a note and a partial tax-free conversion of a note. You should consult your tax advisors regarding the tax treatment of the receipt of cash and stock in exchange for notes upon conversion and the ownership of our common stock.

Constructive distributions

The conversion rate of the notes will be adjusted in certain circumstances as described in “Description of notes—Conversion rights—Conversion rate adjustments” and “Description of notes—Conversion rights—Adjustments to shares delivered upon conversion upon a make-whole fundamental change.” Under Section 305(c) of the Code and applicable Treasury regulations, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings and profits may in some circumstances result in a deemed distribution to you. If we were to make a distribution of cash or property to stockholders (but generally not stock dividends or rights to subscribe for our common stock) and the conversion rate of the notes were increased pursuant to the anti-dilution provisions of the indenture, such increase would be deemed to be a distribution to you. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to you. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock and in “Description of notes—Conversion rights—Conversion procedures—Adjustment to shares delivered upon conversion upon a make- whole fundamental change”) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. holders of notes may be deemed to have received a distribution even though they have not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code. It is not clear whether a constructive dividend deemed paid to you would be eligible for the preferential rates of United States federal income tax applicable to dividend income to non-corporate holders. It is also unclear whether corporate holders would be entitled to claim the dividends-received deduction with respect to any such constructive dividends.

Dividends

Distributions, if any, made on our common stock, other than certain pro rata distributions of common shares, will be included in income as ordinary dividend income when received to the extent of our current and accumulated earnings and profits. However, with respect to individuals, for taxable years beginning before January 1, 2011, such dividends are generally taxed at the lower applicable long-term capital gains rate, provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporation may be eligible for a dividends-received deduction, subject to applicable limitations.

Sale, exchange, redemption or other taxable disposition of common stock

Upon the sale, taxable exchange, certain redemptions or other taxable disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by non-corporate holders currently are subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding

Information reporting requirements generally will apply to payments of interest on the notes and dividends on shares of common stock and to the proceeds of a sale of a note or share of common stock paid to you unless you are an exempt recipient such as a corporation. Backup withholding will apply to those payments if you fail to provide your taxpayer identification number, or certification of exempt status, or if you otherwise fail to comply with applicable requirements to establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service (the “IRS”).

Non-U.S. holders

The following is a summary of the U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of notes or shares of common stock.

Payments of interest

Subject to the discussion below concerning backup withholding, the 30% United States federal withholding tax will not apply to any payment to you of interest on a note under the “portfolio interest exemption” provided that:

•	interest paid on the note is not effectively connected with your conduct of a trade or business in the United States,

•

you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to us actually or constructively through stock ownership;

•

either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations.

Special rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to 30% United States federal withholding, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with your conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment, then you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided you furnish a properly executed IRS Form W-8ECI in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S.

Dividends and constructive dividends

Any dividends paid to you with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate including, without limitation, adjustments in respect of taxable dividends to holders of our common stock, see “U.S. holders—Constructive Distributions” above) will be subject to withholding tax at a 30% rate (or lower applicable income tax treaty rate). Any withholding tax on a deemed dividends may be withheld from interest, shares of common stock or sales proceeds subsequently paid or credited to you. If you are subject to withholding tax under such circumstances, you should consult you own tax advisor as to whether you can obtain a refund for all or a portion of the withholding tax. In order to obtain reduced rate of withholding, you will be required to provide a properly executed IRS Form W-8BEN certifying your entitlement of benefits under a treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. You will be required to provide a properly executed IRS Form W-8ECI in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate).

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, exchange, redemption, conversion or other disposition of notes or shares of common stock

You will recognize gain on the sale, exchange, redemption or other taxable disposition of a note as well as upon the conversion of a note into cash or into a combination of cash and stock or on the sale or other taxable disposition of shares of common stock. Nevertheless, subject to the discussion below concerning backup withholding, such gain generally will not be subject to United States federal income tax unless:

•

that gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “U.S. real property holding corporation,” or a USRPHC, for United States federal income tax purposes (i.e., a domestic corporation whose trade or business and real property assets consist primarily of “United States real property interests”).

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale, exchange, redemption, conversion or other taxable disposition under regular graduated U.S. federal income tax rates. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, exchange, redemption, conversion or other taxable disposition, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. If you are a foreign corporation that falls under the first bullet point above, you will be subject to tax on your net gain in the same manner as if you were a United States person as defined under the Code and, in addition, you may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

With respect to third bullet point above, we believe that we currently are, and expect to be for the foreseeable future, a USRPHC. However, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder will not recognize taxable gain on a sale of notes under the third bullet point above unless:

•

the non-U.S. holder recognizes gain on the sale of our common stock, and actually or constructively owns more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, the non-U.S. holder’s holding period for the common stock;

•

the non-U.S. holder recognizes gain on the sale of our notes, our notes are considered to be regularly traded on an established securities market, and the non-U.S. holder actually or constructively owns more than 5% of such notes at any time during the five-year period ending on the date of disposition or, if shorter, the non-U.S. holder’s holding period for the notes; or

•

the non-U.S. holder recognizes gain on the sale of our notes, our notes are not considered to be regularly traded on an established securities market, and, as of the latest date that the non-U.S. holder acquired any of our notes, the fair market value of all notes held by the non-U.S. holder had a fair market value greater than 5% of the fair market value of our common stock.

Any cash or stock which you receive on the sale, exchange, redemption, conversion or other disposition of a note which is attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under “—Payments of interest.”

United States federal estate tax

Your estate will not be subject to United States federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% United States federal withholding tax under the “portfolio interest exemption” described above under “—Payments of interest” without regard to the statement requirement described in the last bullet point. However, shares of common stock held by you or an entity the property of which is potentially includible in your gross estate for United States federal estate tax purposes at the time of your death will be treated as U.S. situs property subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

Generally, we must report to the IRS and to you the amount of interest and dividends paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of interest or dividends that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person, as defined under the Code, and we have received from you the statement described above in the last bullet point under “—Payments of interest.”

In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale of a note made within the United States or conducted through certain United States-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

Certain ERISA considerations

The notes or the common stock issuable upon conversion of the notes may be purchased and held by an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or by an individual retirement account or other plan subject to Section 4975 of the Code. A fiduciary of an employee benefit plan subject to ERISA must determine that the purchase and holding of the notes or the common stock issuable upon conversion of the notes is consistent with its fiduciary duties under ERISA. The fiduciary of an ERISA plan, as well as any other prospective investor subject to Section 4975 of the Code or any similar law, must also determine that its purchase and holding of the notes or the common stock issuable upon conversion of the notes does not result in a non-exempt prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code or similar law. Each purchaser and transferee of a note or common stock issuable upon conversion of the note who is subject to ERISA and/or Section 4975 of the Code or a similar law will be deemed to have represented by its acquisition and holding of the note or common stock issuable upon conversion of the note that such acquisition and holding does not constitute or give rise to a non-exempt prohibited transaction under ERISA, Section 4975 of the Code or any similar law.

Underwriting

We are offering the notes described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc., Lehman Brothers Inc. and Wachovia Capital Markets, LLC are joint book-running managers and the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the aggregate principal amount of notes listed next to its name in the following table:

Name	Principal amount of notes

J.P. Morgan Securities Inc.	$80,000,000
Lehman Brothers Inc.	$30,000,000
Wachovia Capital Markets, LLC	$30,000,000
RBC Capital Markets Corporation	$30,000,000
UBS Securities LLC	$30,000,000

Total	$200,000,000

The underwriters are committed to purchase all the notes offered by us if they purchase any notes. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters have advised us that they propose initially to offer the notes to the public for cash at the public offering prices set forth on the cover of this prospectus supplement. After the public offering of the notes, the public offering price and other selling terms may be changed. Sales of principal amount of notes made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to an additional $30,000,000 principal amount of notes from us solely to cover sales of principal amount of notes by the underwriters which exceed the principal amount of notes specified in the table above. Notes issued pursuant to the exercise, if any, of this option, must be issued within the 13-day period commencing on and including the date of the original issuance of the notes solely to cover the over-allotments, if any. If any additional principal amount of notes is purchased under this over-allotment option, the underwriters will purchase additional principal amount of notes in approximately the same proportion as shown in the table above. If any additional principal amount of notes is purchased, the underwriters will offer the additional principal amount of notes on the same terms as those on which the principal amount of notes above is being offered.

The underwriting fee is equal to the public offering price less the amount paid by the underwriters. The underwriting fee is 3.00% of the principal amount of the notes. The following table shows the per note and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase an additional $30,000,000 aggregate principal amount of notes.

	Without over- allotment exercise	With full over- allotment exercise

Per note	3.00%	3.00%

Total	$6,000,000	$6,900,000

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $0.6 million.

A prospectus supplement in electronic format may be made available on the web sites maintained by one of more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may made Internet distributions on the same basis as other allocations.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock (other than the convertible notes to be sold under this offering, the shares of common stock to be sold under the concurrent share offering, the concurrent sale of the warrants described below to certain affiliates of the underwriters and any securities issued under our existing employee stock incentive plan or existing directors compensation plan), or (except for the foregoing exceptions) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the SEC) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Notwithstanding the foregoing, such individuals, taken as group, may sell up to an aggregate of 240,000 shares in the indicated period without regard to these restrictions.

We have received indications from certain of our directors and executive officers of their interest in purchasing, at the public offering price, up to an aggregate of 1.0 percent of the shares to be issued by us and being offered for sale under our concurrent shares offering. We make no assurances that any of our directors and executive officers will purchase any or all of such shares. Any shares purchased by our directors and executive officers will be subject to a 90-day lock-up restriction. This 90-day lock-up period shall be extended with respect to our issuance of an earnings release or if a material news or a material event relating to us occurs and will be subject to certain exceptions, in the same manner as described above.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling notes in the open market for the purpose of preventing or retarding a decline in the market price of the notes while this offering is in progress. These stabilizing transactions may include making short sales of the notes, which involves the sale by the underwriters of a greater principal amount of notes than they are required to purchase in this offering, and purchasing notes on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase notes in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the notes, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase notes in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes, and, as a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a supplemental prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorized person, apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

An aggregate of approximately 37.4% of the net proceeds of this offering will be paid to affiliates of J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC and RBC Capital Markets Corporation under our revolving credit facility, as a result of the repayment of amounts outstanding under such facility. Accordingly, since more than 10% of the net proceeds will be paid to such affiliates, J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC and RBC Capital

Markets Corporation may be deemed to have a “conflict of interest” with us under Rule 2720 of the NASD Rules. When a Financial Industry Regulatory Authority, or FINRA, (formerly the National Association of Securities Dealers, Inc., or NASD) member with a conflict of interest participates as an underwriter in a public offering, the NASD Rules require that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD Rules. Lehman Brothers Inc. is serving as a qualified independent underwriter and will assume the customary responsibilities of acting as a qualified independent underwriter in pricing the offering and conducting due diligence. We have agreed to indemnify Lehman Brothers Inc. against any liabilities arising in connection with its role as a qualified independent underwriter, including liabilities under the Securities Act.

In connection with the offering of the notes, we entered into convertible note hedge transactions with one or more affiliates of the underwriters (the “option counterparties”), which are expected to reduce the potential dilution upon conversion of the notes. We also entered into warrant transactions with the option counterparties. If the underwriters exercise their over-allotment option with respect to the offering of the notes, we will enter into additional convertible note hedge and warrant transactions.

In hedging their position under these transactions, the option counterparties or their respective affiliates:

•	expect to enter into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes; and

•

may enter into, or may unwind, various derivatives transactions with respect to our common stock and/or purchase or sell our common stock in secondary market transactions following the pricing of the notes (and are likely to do so during any observation period related to a conversion of the notes).

These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or shortly after the pricing of the notes. In addition, the option counterparties or their respective affiliates will likely modify their hedge positions following the pricing of the notes from time to time by entering into or unwinding various derivative transactions and/or by purchasing or selling our common stock in secondary market transactions. These activities would likely occur during any observation period for a conversion of notes.

The potential effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and cannot be ascertained as of the date of this prospectus supplement, but any of these activities could adversely affect the value of our common stock and the value of the notes and, as a result the number of shares and value of the consideration that you will receive upon the conversion of the notes and, under certain circumstances, your ability to convert the notes. See “Risk factors—Risks related to the notes—The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.”

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Purchase of convertible note hedge

Concurrently with the pricing of the notes, we entered into convertible note hedge transactions with respect to shares of our common stock (the “purchased options”) with affiliates of one or more of the underwriters (the “option counterparties”). The purchased options cover, subject to anti-dilution adjustments substantially identical to those for the notes, up to 3,463,200 shares of our common stock. If the underwriters exercise their overallotment option to purchase additional notes, we will use a portion of the net proceeds from the sale of the additional notes to increase the size of the convertible note hedge transactions with the option counterparties.

The purchased options are intended to reduce the potential dilution with respect to our common stock upon conversion of the notes in the event that the market value per share of our common stock, as measured under the notes, at the time of exercise is greater than the conversion price of the notes.

The convertible note hedge transactions are separate transactions, entered into by us with the option counterparties and are not part of the terms of the notes. As a holder of the notes, you will not have any rights with respect to the purchased options. For a discussion of the impact of any market or other activity by the option counterparties or their respective affiliates in connection with the purchased options, see “Underwriting” and “Risk factors—Risks relating to the notes—The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.”

Sale of warrants

Separately from the convertible note hedge transaction but concurrently with the pricing of the notes, we entered into warrant transactions whereby we will sell to the option counterparties warrants to acquire, subject to anti-dilution adjustments, up to 3,463,200 shares of our common stock (the “sold warrants”) at a price of $74.25 per share of our common stock. The sold warrants will begin to expire approximately 90 days after the purchased options. If the underwriters exercise their overallotment option to purchase additional notes, we will sell additional warrants to the option counterparties.

If the market value per share of our common stock, as measured under the sold warrants, exceeds the strike price of the sold warrants, the sold warrants will have a dilutive effect on our earnings per share.

The warrant transactions are separate transactions entered into by us with the option counterparties and are not part of the terms of the notes. As a holder of the notes, you will not have any rights with respect to the sold warrants. For a discussion of the impact of any market or other activity by the option counterparties or their respective affiliates in connection with the sold warrants, see “Underwriting” and “Risk factors—Risks relating to the notes—The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.”

Legal matters

The validity of the notes offered hereby will be passed upon for us by Vinson & Elkins L.L.P., New York, New York, and the validity of the shares of our common stock issuable upon conversion of the notes will be passed upon for us by Hunton & Williams LLP, Virginia counsel for the Company. Certain legal matters will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters are being passed upon for the underwriters by Davis Polk & Wardwell, New York, New York. Vinson & Elkins L.L.P. will rely, as to matters of Virginia law, on the opinion of Hunton & Williams LLP.

Engineers

The estimated reserve evaluations and related calculations of Wright & Company, Inc., independent petroleum engineering consultants, included or incorporated by reference in this prospectus supplement have been included in reliance on the authority of that firm as experts in petroleum engineering.

Experts

The consolidated financial statements of Penn Virginia Corporation and its subsidiaries as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, also incorporated by reference herein, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 consolidated financial statements refers to a change in accounting for share-based payments and postretirement plans.

Available information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains information we have filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. Our common stock is listed on the NYSE under the symbol “PVA,” and reports, proxy statements and other information also can be inspected at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

Our internet address is http://www.pennvirginia.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC are available, free of charge, through our website, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference in this prospectus supplement or the accompanying prospectus and does not constitute a part of this prospectus supplement or the accompanying prospectus.

We have filed a registration statement with the SEC to register the securities offered by this prospectus supplement. As permitted by SEC rules, this prospectus supplement and the accompanying prospectus do not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet website.

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement or the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (excluding any information furnished pursuant to Item 2.02 and Item 7.01 on any Current Report on Form 8-K), after the date of this prospectus supplement and prior to the termination of this offering. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The documents we incorporate by reference are:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Registration File No. 001-13283;

•	Portions of our definitive proxy statement filed on April 9, 2007, Registration File No. 001-13283 incorporated by reference our Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, Registration File. No. 001-13283;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, Registration File No. 001-13283;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on January 11, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on February 26, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on March 2, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on April 16, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on April 30, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on May 8, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on June 12, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on June 18, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on July 24, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on October 9, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K/A filed on October 25, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on October 26, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on October 29, 2007, Registration File No. 001-13283; and

•	Current Report on Form 8-K filed on November 27, 2007, Registration File No. 001-13283.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated by reference in this prospectus supplement, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this prospectus supplement incorporates). Requests for such copies should be directed to Nancy M. Snyder, Corporate Secretary, Penn Virginia Corporation, Three Radnor Corporate Center, Suite 300, 100 Matsonford Road, Radnor, Pennsylvania, 19087 (telephone: (610) 687-8900).

Glossary of selected terms

The following are abbreviations and definitions commonly used in the coal and natural gas industries that are used in this prospectus supplement.

Bbl	a standard barrel of 42 U.S. gallons liquid volume

Bcf	one billion cubic feet

Bcfe	one billion cubic feet equivalent with one barrel of oil or condensate converted to six thousand cubic feet of natural gas based on the estimated relative energy content

BTU	British thermal unit

CBM	coalbed methane

Developed acreage	lease acreage that is allocated or assignable to producing wells or wells capable of production

Development well	a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive

Dry hole	a well found to be incapable of producing either oil or gas in sufficient quantities to justify completion of the well

Exploratory or exploration well

a well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir

Gross acre or well	an acre or well in which a working interest is owned

Mbbl	one thousand barrels

Mbf	one thousand board feet

Mcf	one thousand cubic feet

Mcfe	one thousand cubic feet equivalent

MMbbl	one million barrels

MMbf	one million board feet

MMbtu	one million British thermal units

MMcf	one million cubic feet

MMcfd	one million cubic feet per day

MMcfe	one million cubic feet equivalent

Net acre or well	gross acres or wells multiplied by the owned working interest in those gross acres or wells

NGL	natural gas liquid

NYMEX	New York Mercantile Exchange

Present value of proved reserves

the present value (discounted at 10%) of estimated future cash flows from proved oil and natural gas reserves, as estimated by our independent engineers, reduced by additional estimated future operating expenses, development expenditures and abandonment costs (net of salvage value) associated therewith (before income taxes)

Probable coal reserves

those reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation

Productive wells	wells that are producing oil or gas or that are capable of production

Proved developed reserves	reserves that can be expected to be recovered through existing wells with existing equipment and operating methods

Proved reserves

those estimated quantities of crude oil, condensate and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known oil and gas reservoirs under existing economic and operating conditions at the end of the respective years

Proved undeveloped reserves	reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion

Proven coal reserves

those reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely, and the geologic character is so well defined, that the size, shape, depth and mineral content of reserves are well-established

Standardized measure

present value of proved reserves further reduced by the present value (discounted at 10%) of estimated future income taxes on cash flows using prices in effect at a fiscal year end and estimated future costs as of that fiscal year end. Prices are held constant throughout the life of the properties except where SEC guidelines permit alternate treatment, including the use of fixed and determinable contractual price escalations

Undeveloped acreage

lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas, regardless of whether such acreage contains estimated net proved reserves

Working interest	a cost-bearing interest under an oil and gas lease that gives the holder the right to develop and produce the minerals under the lease

PROSPECTUS

$700,000,000

Penn Virginia Corporation

Debt Securities

Guarantees of Debt Securities

Common Stock

Preferred Stock

Depositary Shares

Warrants

From time to time we may offer and sell the following securities:

•	Unsecured debt securities, which may be senior or subordinated, and which may be guaranteed by one or more of our subsidiaries;

•	Shares of common stock;

•	Shares of preferred stock;

•	Depositary shares; and

•	Warrants.

This prospectus provides you with a general description of these securities and the general manner in which we will offer the securities. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

Our common stock is traded on the New York Stock Exchange under the symbol “PVA.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 18, 2007.

i

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. We are not offering these securities in any state where the offer is not permitted. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the United States Securities and Exchange Commission (the “SEC”) incorporated by reference in this prospectus.

ii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may sell up to $700,000,000 in aggregate offering price of the securities described in this prospectus in one or more offerings. This prospectus generally describes Penn Virginia Corporation and the debt securities, guarantees of debt securities, common stock, preferred stock, depositary shares and warrants included in the registration statement. Each time we sell securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Any such prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of June 18, 2007. You should carefully read both this prospectus and any prospectus supplement and the additional information described under the heading “Where You Can Find More Information.”

ABOUT PENN VIRGINIA CORPORATION

Penn Virginia Corporation is a Virginia corporation founded in 1882. We are engaged in the development, exploration and production of natural gas and crude oil in Appalachia, Mississippi, East Texas, the Mid-Continent and the Gulf Coast regions of the United States through our subsidiary, Penn Virginia Oil & Gas Corporation. In addition, we collect royalties on various oil and gas properties in which we own a mineral fee interest.

We also own partner interests in Penn Virginia Resource Partners, L.P., a publicly traded Delaware limited partnership (“PVR”), which is involved in the coal land management and natural gas midstream businesses, and Penn Virginia GP Holdings, L.P. (“PVG”), which owns PVR’s general partner. We own the sole general partner of and an approximate 82% limited partner interest in PVG, which in turn owns the sole 2% general partner interest and an approximate 42% limited partner interest in PVR. We directly own an additional 0.5% limited partner interest in PVR. As part of its ownership of PVR’s general partner, PVG owns the rights, referred to as “incentive distribution rights,” to receive an increasing percentage of PVR’s quarterly distributions of available cash from operating surplus after certain levels of cash distributions have been achieved. PVR conducts operations in two business segments: coal land management and natural gas midstream. PVR manages coal properties and leases its coal reserves to various mine operators in exchange for royalty payments. PVR does not operate any coal mines. Additionally, PVR provides fee-based coal preparation and loading facilities to some of its lessees and to other third party industrial end-users. PVR also owns and operates midstream assets in Oklahoma and the panhandle of Texas.

Our corporate headquarters and principal executive offices are located at Three Radnor Corporate Center, Suite 300, 100 Matsonford Road, Radnor, Pennsylvania 19087, and our telephone number is (610) 687-8900. Our website address is www.pennvirginia.com. The information on our website is not part of this prospectus.

As used in this prospectus, “we,” “us,” “our” and “Penn Virginia” mean Penn Virginia Corporation.

THE SUBSIDIARY GUARANTORS

One or more of Penn Virginia Holding Corp., a Delaware corporation, Penn Virginia Oil & Gas Corporation, a Virginia corporation, Penn Virginia Oil & Gas GP LLC, a Delaware limited liability company, Penn Virginia Oil & Gas LP LLC, a Delaware limited liability company, Penn Virginia MC Corporation, a Delaware corporation, Penn Virginia MC Energy L.L.C., a Delaware limited liability company, Penn Virginia MC Operating Company L.L.C., a Delaware limited liability company, and Penn Virginia Oil & Gas, L.P., a Texas limited partnership may fully, irrevocably and unconditionally guarantee any series of debt securities of Penn Virginia offered by this prospectus, as set forth in a related prospectus supplement. As used in this prospectus, the term “Subsidiary Guarantors” shall mean the subsidiaries of Penn Virginia, if any, that will serve as subsidiary guarantors of the debt of Penn Virginia described in this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and file reports, proxy statements and other information with the Commission. You may read, free of charge, and copy, at the prescribed rates, any reports, proxy statements and other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. Copies of such material also can be obtained by mail from the Public Reference Section of the Commission, at 100 F Street, N.E., Washington, D.C. 20549, at the prescribed rates. The Commission also maintains a website that contains reports, proxy and information statements and other information. The website address is: http://www.sec.gov.

Our internet address is http://www.pennvirginia.com. We make available free of charge on or through our website our Corporate Governance Principles, Code of Business Conduct and Ethics, Executive and Financial Officer Code of Ethics, Audit Committee Charter, Nominating and Governance Committee Charter and Compensation and Benefits Committee Charter, and we will provide copies of such documents to any shareholder who so requests. We also make available free of charge on or through our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website is not part of this prospectus.

Our common stock is listed on the NYSE under the symbol “PVA,” and reports, proxy statements and other information also can be inspected at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that Penn Virginia can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that Penn Virginia files later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC. The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 are incorporated by reference in this prospectus until the termination of each offering under this prospectus.

•

Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Registration File No. 001-13283 (including information specifically incorporated by reference into the Annual Report on Form 10-K from Penn Virginia Corporation’s definitive proxy statement filed on April 9, 2007, Registration File No. 001-13283);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, Registration File No. 001-13283);

•	Current Report on Form 8-K filed on January 11, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on February 26, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on March 2, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on April 16, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on April 30, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on May 8, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on June 12, 2007, Registration File No. 001-13283;

•	Current Report on Form 8-K filed on June 18, 2007, Registration File No. 001-13283; and

•	Form 8-A/A filed on March 28, 2002, Registration File No. 001-13283.

You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address:

Investor Relations Department

Penn Virginia Corporation

Three Radnor Corporate Center

100 Matsonford Road

Suite 300

Radnor, Pennsylvania 19087

(610) 687-8900

Should you want more information regarding PVR or PVG, please refer to the annual, quarterly and special reports and proxy statements, as applicable, that each of them files with the SEC.

FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus, any prospectus supplement and the documents we incorporate by reference herein and therein contain forward-looking statements. These statements use forward-looking words such as “may,” “will,” “anticipate,” “believe,” “expect,” “project” or other words of similar meaning. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition or state other “forward-looking” information. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statements. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. These statements reflect our current views with respect to future events and are subject to various risks, uncertainties and assumptions including, but not limited, to the following:

•	the volatility of commodity prices for natural gas, crude oil, NGLs and coal;

•	our ability to acquire new oil and gas reserves and the price for which such reserves can be acquired;

•	the cost of finding and successfully developing oil and gas reserves;

•	energy prices generally and specifically, the price of natural gas, crude oil, natural gas liquids, or NGLs, and coal;

•	the relationship between natural gas and NGL prices;

•	the price of coal and its comparison to the price of natural gas and oil;

•	the projected demand for natural gas, crude oil, NGLs and coal;

•	the projected supply of natural gas, crude oil, NGLs and coal;

•	the availability of required drilling rigs, production equipment and materials;

•	our ability to obtain adequate pipeline transportation capacity for our oil and gas production;

•	non-performance by third party operators in wells in which we own an interest;

•	competition among producers in the oil and natural gas and coal industries generally and among natural gas midstream companies;

•	the extent to which the amount and quality of actual production of our oil and natural gas or PVR’s coal differs from estimated recoverable proved oil and gas reserves and coal reserves;

•	PVR’s ability to generate sufficient cash from its natural gas midstream and coal businesses to maintain and pay the quarterly distribution to its general partner and its unitholders;

•	hazards or operating risks incidental to our business and to PVR’s coal or natural gas midstream business;

•	PVR’s ability to successfully manage its relatively new natural gas midstream business;

•	PVR’s ability to acquire new coal reserves or natural gas midstream assets on satisfactory terms;

•	the price for which PVR can acquire coal reserves;

•	PVR’s ability to continually find and contract for new sources of natural gas supply for its natural gas midstream business;

•	PVR’s ability to retain existing or acquire new natural gas midstream customers;

•	PVR’s ability to lease new and existing coal reserves;

•	the ability of PVR’s lessees to produce sufficient quantities of coal on an economic basis from PVR’s reserves;

•	the ability of PVR’s lessees to obtain favorable contracts for coal produced from its reserves;

•	PVR’s exposure to the credit risk of its coal lessees and natural gas midstream customers;

•	hazards or operating risks incidental to natural gas midstream operations;

•	unanticipated geological problems;

•	the dependence of PVR’s natural gas midstream business on having connections to third party pipelines;

•	the occurrence of unusual weather or operating conditions including force majeure events;

•	the failure of equipment or processes to operate in accordance with specifications or expectations;

•	the failure of PVR’s infrastructure and its lessees’ mining equipment or processes to operate in accordance with specifications or expectations;

•	delays in anticipated start-up dates of our oil and natural gas production and PVR’s lessees’ mining operations and related coal infrastructure projects;

•	environmental risks affecting the drilling and producing of oil and gas wells, the mining of coal reserves or the production, gathering and processing of natural gas;

•	the timing of receipt of necessary governmental permits by us and by PVR or PVR’s lessees;

•	the risks associated with having or not having price risk management programs;

•	labor relations and costs;

•	accidents;

•

changes in governmental regulation or enforcement practices, especially with respect to environmental, health and safety matters, including with respect to emissions levels applicable to coal-burning power generators;

•	uncertainties relating to the outcome of current and future litigation regarding mine permitting;

•	risks and uncertainties relating to general domestic and international economic (including inflation and interest rates) and political conditions (including the impact of potential terrorist attacks);

•

the experience and financial condition of PVR’s coal lessees and natural gas midstream customers, including the lessees’ ability to satisfy their royalty, environmental, reclamation and other obligations to PVR and others;

•	PVR’s ability to expand its natural gas midstream business by constructing new gathering systems, pipelines and processing facilities on an economic basis and in a timely manner;

•	coal handling joint venture operations;

•	changes in financial market conditions; and

•	PVG’s ability to generate sufficient cash from its interests in PVR to maintain and pay the quarterly distribution to its general partner and its unitholders.

USE OF PROCEEDS

Unless we inform you otherwise in a prospectus supplement, we intend to use the net proceeds from the sale of securities we are offering for general corporate purposes. This may include, among other things, additions to working capital, repayment or refinancing of existing indebtedness or other corporate obligations, financing of capital expenditures and acquisitions and investment in existing and future projects.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the three months ended March 31, 2007 and 2006 and for each year in the five years ended December 31, 2006. The calculations include us and our subsidiaries.

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Ratio of earnings to fixed charges	2.8x	8.4x	6.3x	7.3x	7.6x	7.7x	8.3x

For purposes of calculating the ratio of earnings to fixed charges:

•	“fixed charges” represent interest expense (including amounts capitalized), amortization of debt issuance costs and the portion of rental expense representing the interest factor; and

•

“earnings” represent the aggregate of income from continuing operations (before adjustment for income taxes, extraordinary items, income or loss from equity investees and minority interest) plus fixed charges, amortization of capitalized interest and distributed income of equity investees, and less capitalized interest.

No ratio of combined fixed charges and preferred stock dividends is shown because we have no outstanding preferred stock. Therefore, if shown, such ratios would be identical to the ratios of earnings to fixed charges shown above.

DESCRIPTION OF DEBT SECURITIES

General

The debt securities issued using this prospectus will be:

•	our general unsecured obligations;

•	general unsecured obligations of the Subsidiary Guarantors if they are guaranteed by the Subsidiary Guarantors; and

•	either senior debt securities or subordinated debt securities.

The senior debt securities and the subordinated debt securities will be issued under separate indentures among Penn Virginia, as issuer, the Subsidiary Guarantors (if any), and Wells Fargo Bank, National Association (the “Trustee”). The Trustee for each series of debt securities will be identified in the applicable prospectus supplement. Senior debt securities will be issued under an indenture we call the senior indenture, and subordinated debt securities will be issued under an indenture we call the subordinated indenture. We have not restated these agreements in their entirety. We have filed the forms of the indentures as exhibits to the registration statement of which this prospectus is a part. We urge you to read the indentures, because they, and not this description, control your rights as holders of the debt securities.

We will prepare a prospectus supplement and either an indenture supplement or a resolution of our board of directors and accompanying officers’ certificate relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	the form and title of the debt securities;

•	whether the debt securities are senior debt securities or subordinated debt securities and, if subordinated debt securities, the terms of subordination;

•	the total principal amount of the debt securities;

•	the date or dates on which the debt securities of that series may be issued;

•	the percentage of the principal amount at which the debt securities will be issued and any payments which will be due if the maturity of the debt securities is accelerated;

•	if convertible into common stock, the terms on which the debt securities are convertible;

•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable;

•	the dates on which the principal and premium, if any, of the debt securities will be payable;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	whether the debt securities are entitled to the benefits of any guarantees by the Subsidiary Guarantors;

•	any changes to or additions to the events of default or covenants contained in the applicable indenture;

•	any affirmative or negative covenants relating to such series; and

•	any other terms of the debt securities of that series.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

The prospectus supplement will also describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

•

debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

•	debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

•	debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

•	variable rate debt securities that are exchangeable for fixed rate debt securities.

At our option, we may make interest payments by check mailed to the registered holders of debt securities or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.

Unless otherwise provided in the applicable prospectus supplement, fully registered securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States, subject to the limitations provided in the indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

Senior Debt Securities

The senior debt securities will be unsecured senior obligations and will rank equally with all other senior unsecured and unsubordinated debt. However, the senior debt securities will be effectively subordinated in right of payment to all our secured indebtedness to the extent of the value of the assets securing such indebtedness.

Except as provided in the senior indenture or specified in any authorizing resolution and/or supplemental indenture relating to a series of senior debt securities to be issued, the senior indenture will not limit:

•	the amount of additional indebtedness that may rank equally with the senior debt securities; or

•	the amount of indebtedness, secured or otherwise, that may be incurred or preferred stock that may be issued by any of our subsidiaries.

Subordinated Debt Securities

Payment of the principal, interest and any premium on the subordinated debt securities will, to the extent set forth in the subordinated indenture with respect to each series of subordinated debt securities, be subordinated in right of payment to the prior payment in full of all of our senior debt, including the senior debt securities. The prospectus supplement relating to any subordinated debt securities will summarize the subordination provisions of the subordinated indenture applicable to that series including:

•

the applicability and effect of such provisions upon any payment or distribution of our assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors or marshaling of assets or any bankruptcy, insolvency or similar proceedings;

•

the applicability and effect of such provisions in the event of specified defaults with respect to any or certain senior debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the subordinated debt securities; and

•	the definition of senior debt applicable to the subordinated debt securities of that series.

The prospectus supplement will also describe as of a recent date the approximate amount of senior debt to which the subordinated debt securities of that series will be subordinated.

The failure to make any payment on any of the subordinated debt securities by reason of the subordination provisions of the subordinated indenture will not be construed as preventing the occurrence of an event of default with respect to the subordinated debt securities arising from the failure to make payment.

The subordination provisions described above will not be applicable to payments in respect of the subordinated debt securities from a defeasance trust established in connection with any defeasance or covenant defeasance of the subordinated debt securities as described below under “Defeasance and Covenant Defeasance.”

The Subsidiary Guarantees

The payment obligations of Penn Virginia under any series of debt securities may be jointly and severally, fully and unconditionally guaranteed by any of the Subsidiary Guarantors. If a series of debt securities are so guaranteed, the Subsidiary Guarantors will execute a notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by the Subsidiary Guarantors.

The obligations of each Subsidiary Guarantor under its guarantee of the debt securities will be limited to the maximum amount that will not result in the obligations of the Subsidiary Guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under Federal or state law, after giving effect to:

•	all other contingent and fixed liabilities of the Subsidiary Guarantor; and

•	any collections from or payments made by or on behalf of any Subsidiary Guarantors in respect of the obligations of the Subsidiary Guarantor under its guarantee.

The guarantee of any Subsidiary Guarantor may be released under certain circumstances. If no default has occurred and is continuing under the applicable indenture, and to the extent not otherwise prohibited by the applicable indenture, a Subsidiary Guarantor will be unconditionally released and discharged from the guarantee:

•

automatically upon any sale, exchange or transfer, to any person that is not an affiliate of Penn Virginia, of all of Penn Virginia’s direct or indirect limited liability company or other equity interests in the Subsidiary Guarantor;

•	automatically upon the merger of the Subsidiary Guarantor into Penn Virginia or any other Subsidiary Guarantor or the liquidation and dissolution of the Subsidiary Guarantor; or

•

following delivery of a written notice by us to the Trustee, upon the release of all guarantees by the Subsidiary Guarantor of any debt of Penn Virginia for borrowed money (or a guarantee of such debt), except for any series of debt securities.

Form, Exchange and Transfer

The debt securities of each series will be issuable only in fully registered form, without coupons. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be issued in denominations of $2,000 each or multiples of $1,000 in excess thereof.

At the option of the holder, subject to the terms of the applicable indenture and the limitations applicable to global securities, debt securities of each series will be exchangeable for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

Subject to the terms of the applicable indenture and the limitations applicable to global securities, debt securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the security registrar or at the office of any transfer agent designated by us for that purpose. No service charge will be made for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. A transfer or an exchange will be effected upon the security registrar or the transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The security registrar and any other transfer agent initially designated by us for any debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If the debt securities of any series (or of any series and specified tenor) are to be redeemed in part, we will not be required to:

•

issue, register the transfer of or exchange any debt security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such debt security that may be selected for redemption and ending at the close of business on the day of such mailing; or

•	register the transfer of or exchange any debt security so selected for redemption, in whole or in part, except the unredeemed portion of any such debt security being redeemed in part.

Global Securities

Some or all of the debt securities of any series may be represented, in whole or in part, by one or more global certificates that will have an aggregate principal amount equal to that of the debt securities represented thereby. Each global security will be registered in the name of a depositary or a nominee thereof identified in the applicable prospectus supplement, will be deposited with such depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable indenture.

Notwithstanding any provision of the applicable indenture or any debt security described herein, no global security may be exchanged in whole or in part for debt securities registered, and no transfer of a global security in whole or in part may be registered, in the name of any person other than the depositary for such global security or any nominee of such depositary unless:

•	the depositary has notified us that it is unwilling or unable to continue as depositary for such global security or has ceased to be qualified to act as such as required by the applicable indenture;

•	there shall have occurred and be continuing an event of default with respect to the debt securities represented by such global security; or

•	there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable prospectus supplement.

All debt securities issued in exchange for a global security or any portion thereof will be registered in such names as the depositary may direct.

As long as the depositary, or its nominee, is the registered holder of a global security, the depositary or such nominee, as the case may be, will be considered the sole owner and holder of the global security and the debt securities represented thereby for all purposes under the debt securities and the applicable indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a global security will not be entitled to have that global security or any debt securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated debt securities in exchange therefor and will not be considered to be the owners or holders of the global security or any debt securities represented thereby for any purpose under the debt securities or the applicable indenture. All payments of principal of and any premium and interest on a global security will be made to the depositary or its nominee, as the case may be, as the holder thereof. The laws of some jurisdictions require that certain purchasers of debt securities take physical delivery of such debt securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

Ownership of beneficial interests in a global security will be limited to institutions that have accounts with the depositary or its nominee (“participants”) and to persons that may hold beneficial interests through participants. In connection with the issuance of any global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary (with respect to participants’ interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a global security may be subject to various policies and procedures adopted by the depositary from time to time. None of us, the Trustees or our agents will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name such debt security (or one or more predecessor debt securities) is registered at the close of business on the regular record date for such interest.

Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the debt securities of a particular series will be payable at the office of such paying agent or paying agents as we may designate for such purpose from time to time, except that at our option payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the security register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the trustee under the senior indenture in the City of New York will be designated as sole paying agent for payments with respect to senior debt securities of each series and the corporate trust office of the trustee in the City of New York will be designated as the sole paying agent for payment with respect to subordinated debt securities of each series. Any other paying agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All moneys paid by us to a paying agent for the payment of the principal of or any premium or interest on any debt security that remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of such debt security thereafter may look only to us for payment thereof.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into, or convey, transfer, sell or lease our properties and assets substantially as an entirety to, any person (a “successor Person”), and may not permit any person to merge into, or convey, transfer, sell or lease its properties and assets substantially as an entirety to, us, unless:

•

the successor person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the debt securities and under the indentures;

•

immediately after giving effect to the transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

•	certain other conditions, including any additional conditions with respect to any particular debt securities specified in the applicable prospectus supplement, are met.

Reports

So long as any debt securities are outstanding, we will:

•

file with the Trustee, within 15 days after we file them with the SEC, copies of the annual reports and of the information, documents and other reports which we are required to file with the SEC pursuant to the Exchange Act; and

•

if we are not required to file information with the SEC pursuant to the Exchange Act, file with the Trustee, within 15 days after we would have been required to file with the SEC, and provide holders of the debt securities with, annual reports and information, documents and other reports comparable to what we would have been required to file with the SEC had we been subject to the reporting requirements of the Exchange Act.

Events of Default

Unless otherwise specified in the prospectus supplement, each of the following will constitute an “Event of Default” under the applicable indenture with respect to debt securities of any series:

•

failure to pay principal of or any premium on any debt security of that series when due, whether or not, in the case of subordinated debt securities, such payment is prohibited by the subordination provisions of the subordinated indenture;

•

failure to pay any interest on any debt securities of that series when due, continued for 30 days, whether or not, in the case of subordinated debt securities, such payment is prohibited by the subordination provisions of the subordinated indenture;

•

failure to deposit any sinking fund payment when due in respect of any debt security of that series, whether or not, in the case of subordinated debt securities, such deposit is prohibited by the subordination provisions of the subordinated indenture;

•

failure by the issuer or, if the series of debt securities is guaranteed by a Subsidiary Guarantor, the Subsidiary Guarantor, to perform, or a breach of, any of the other covenants or warranties in such indenture (other than a covenant or warranty included in such indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the trustee, or the holders of at least 25% in principal amount of the outstanding debt securities of that series, as provided in such indenture;

•	certain events of bankruptcy, insolvency or reorganization affecting us or, if the series of debt securities is guaranteed, the Subsidiary Guarantors;

•	if the series of debt securities is guaranteed by any Subsidiary Guarantors:

•	any of the guarantees ceases to be in full force and effect, except as otherwise provided in the Indenture;

•	any of the guarantees is declared null and void in a judicial proceeding; or

•	any Subsidiary Guarantor denies or disaffirms its obligations under the Indenture or its guarantee; and

•	any other Event of Default included in the applicable indenture or supplemental indenture.

If an Event of Default (other than an Event of Default described in the fifth bullet above) with respect to the debt securities of any series at the time outstanding shall occur and be continuing, either the applicable Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series by notice as provided in the indenture may declare the principal amount of the debt securities of that series (or, in the case of any debt security that is an original issue discount debt security or the principal amount of which is not then determinable, such portion of the principal amount of such debt security, or such other amount in lieu of such principal amount, as may be specified in the terms of such debt security) to be due and payable immediately. If an Event of Default described in the fifth bullet above with respect to the debt securities of any series at the time outstanding shall occur, the principal amount of all the debt securities of that series (or, in the case of any such original issue discount security or other debt security, such specified amount) will automatically, and without any action by the applicable Trustee or any holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable indenture. For information as to waiver of defaults, we refer you to “—Amendments and Waivers.”

Subject to the provisions of the indentures relating to the duties of the Trustees in case an Event of Default shall occur and be continuing, each Trustee will be under no obligation to exercise any of its rights or powers under the applicable indenture at the request or direction of any of the holders, unless such holders shall have offered to such Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustees, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the debt securities of that series.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the applicable indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

•	such holder has previously given to the Trustee under the applicable indenture written notice of a continuing Event of Default with respect to the debt securities of that series;

•

the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and

•

the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, such limitations do not apply to a suit instituted by a holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

We will be required to furnish to each Trustee annually a statement by certain of our officers as to whether or not we, to our knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable indenture and, if so, specifying all such known defaults.

Amendments and Waivers

We may amend the indentures without the consent of any holder of debt securities to:

•	cure any ambiguity, defect or inconsistency;

•	make any change in respect of any other series of debt securities issued under the indenture that is not applicable to such series;

•	provide for the assumption by a successor of our obligations under the indenture;

•	add Subsidiary Guarantors with respect to the debt securities;

•	secure the debt securities;

•	add covenants for the protection of the holders or surrender any right or power conferred upon us or any Subsidiary Guarantors;

•	make any change that does not adversely affect the rights of any holder;

•	add or appoint a successor or separate Trustee;

•	comply with any requirements of the SEC in connection with the qualification of the indenture under the Trust Indenture Act; or

•	establish the form or terms of debt securities of any series to be issued under the indenture.

In addition, we may amend the indenture if the holders of a majority in principal amount of all outstanding debt securities of each series that would be affected under the indenture consent to it. We may not, however, without the consent of each holder of any outstanding debt securities that would be affected, amend the indenture to:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

•	reduce the principal amount of, or any premium or interest on, any debt security;

•	reduce the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity thereof;

•	change the place or currency of payment of principal of, or any premium or interest on, any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

•	in the case of subordinated debt securities, modify the subordination provisions in a manner adverse to the holders of the subordinated debt securities;

•	if applicable, make any change that adversely affects the right to convert any debt security or decrease the conversion rate or increase the conversion price;

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding debt securities of any series necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	modify such provisions with respect to modification and waiver;

•	release a Subsidiary Guarantor or modify such Subsidiary Guarantor’s guarantee in any manner adverse to the holders; or

•

following the making of an offer to purchase debt securities pursuant to a covenant in the indenture, modify the provisions of the indenture with respect to such offer to purchase in a manner adverse to the holders.

The holders of a majority in principal amount of the outstanding debt securities of any series may waive compliance by us or a Subsidiary Guarantor with certain restrictive provisions of the applicable indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the applicable indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the applicable indenture that cannot be amended without the consent of the holder of each outstanding debt security of such series affected.

Defeasance and Covenant Defeasance

If and to the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of the indenture, relating to defeasance and discharge of indebtedness relating to defeasance of certain restrictive covenants applied to the debt securities of any series, or to any specified part of a series.

Defeasance and Discharge. The indentures provide that, upon our exercise of our option (if any), we will be discharged from all our obligations, and, if such debt securities are subordinated debt securities, the provisions of the subordinated indenture relating to subordination will cease to be effective, with respect to such debt securities (except for certain obligations to exchange or register the transfer of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the holders of such debt securities of money or U.S. Government obligations, or both, that, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the respective stated maturities in accordance with the terms of the applicable indenture and such debt securities. Such defeasance or discharge may occur only if, among other things:

•

we have delivered to the applicable Trustee an opinion of counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of such debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur;

•	no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing;

•	such deposit, defeasance and discharge will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound; and

•

in the case of subordinated debt securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on or other obligations in respect of any senior debt of Penn Virginia shall have occurred and be continuing and no other Event of Default with respect to any of our Senior Debt shall have occurred and be continuing permitting, after notice or the lapse of time, or both, the acceleration thereof.

If we exercise this defeasance option, any guarantee will terminate with respect to that series of debt securities.

Defeasance of Certain Covenants. The indentures provide that, upon our exercise of our option (if any), we may omit to comply with certain restrictive covenants, including those that may be described in the applicable prospectus supplement, the occurrence of certain Events of Default, which are described above in the fourth bullet (with respect to such restrictive covenants), in the fifth bullet (with respect only to a Subsidiary Guarantor (if any)) and in the sixth bullet under “— Events of Default” and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an Event of Default and, if such debt securities are subordinated debt securities, the provisions of the subordinated indenture relating to subordination will cease to be effective, in each case with respect to such debt securities. In order to exercise such option, we must deposit, in trust for the benefit of the holders of such debt securities, money or U.S. Government obligations, or both, that, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the respective stated maturities in accordance with the terms of the applicable indenture and such debt securities. Such covenant defeasance may occur only if we have delivered to the applicable Trustee an opinion of counsel that in effect says that holders of such debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur and the requirements set forth in the second through fourth bullets above are satisfied. If we exercise this option with respect to any debt securities and such debt securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government obligations so deposited in trust would be sufficient to pay amounts due on such debt securities at the time of their respective stated maturities, but may not be sufficient to pay amounts due on such debt securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments.

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they may appear in the security register.

Title

We, the Trustees and any agent of us or a Trustee may treat the person in whose name a debt security is registered as the absolute owner of the debt security (whether or not such debt security may be overdue) for the purpose of making payment and for all other purposes.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the law of the State of New York.

DESCRIPTION OF CAPITAL STOCK

As of June 12, 2007, our authorized capital stock was 64,100,000 shares. Those shares consisted of 100,000 shares of preferred stock, none of which were outstanding, and 64,000,000 shares of common stock, par value $0.01 per share, of which 18,794,596 shares were outstanding.

Common Stock

Listing

Our outstanding shares of common stock are listed on the New York Stock Exchange (the “NYSE”) under the symbol “PVA.” Any additional common stock we issue also will be listed on the NYSE.

Dividends

Subject to the rights of any series of preferred stock that we may issue, the holders of common stock may receive dividends when declared by our board of directors. Dividends may be paid in cash, stock or other form out of legally available funds.

Fully Paid

All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

Preferred Share Purchase Rights

Pursuant to our Shareholder Rights Plan, each share of common stock includes a preferred share purchase right, as more fully described below under “—Anti-Takeover Provisions—Shareholder Rights Plan.”

Voting Rights

Subject to any special voting rights of any series of preferred stock that we may issue in the future, the holders of common stock may vote one vote for each share held in the election of directors and on all other matters voted upon by our shareholders. Directors are elected by a plurality of the votes cast by the shares entitled to vote. Holders of common stock may not cumulate their votes in the elections of directors. All other matters to be voted on by shareholders must be approved by a majority of the votes cast on the matter. Certain significant transactions defined in our articles of incorporation may also require the affirmative vote of 90% of the voting power of all outstanding shares entitled to vote in the election of directors. See “— Anti-Takeover Provisions—Certain Provisions in Our Articles of Incorporation—Fair Price Provisions” below.

Other Rights

We will notify common shareholders of any shareholders’ meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders. The holders of common stock have no preemptive rights to purchase our shares of stock. Shares of common stock are not subject to any redemption or sinking fund provisions and are not convertible into any of our other securities.

Preferred Stock

The following description of the terms of the preferred stock sets forth certain general terms and provisions of our authorized preferred stock. If we offer preferred stock, a description will be filed with the SEC and the specific designations and rights will be described in the prospectus supplement, including the following terms:

•	the series, the number of shares offered and the liquidation value of the preferred stock;

•	the price at which the preferred stock will be issued;

•	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

•	the liquidation preference of the preferred stock;

•	the voting rights of the preferred stock;

•	whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

•	whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and

•	any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the articles of amendment relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the articles of amendment as an exhibit or incorporate it by reference.

Our board of directors can, without approval of shareholders, issue one or more series of preferred stock. Subject to the provisions of our articles of incorporation and limitations prescribed by law, our board of directors may adopt an amendment to our articles of incorporation describing the number of shares of each series and the rights, preferences and limitations of each series, including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of preferred stock, the number of shares constituting each series and the terms and conditions of issue.

Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

The preferred stock will, when issued, be fully paid and non-assessable.

Anti-Takeover Provisions

Certain provisions in our articles of incorporation and by-laws, as well as certain provisions of Virginia law, may make more difficult or discourage a takeover of our business.

Certain Provisions of Our Articles of Incorporation

Shareholder Action by Unanimous Consent. Under Virginia law, any action that could be taken by shareholders at a meeting may be taken, instead, without a meeting and without notice if a consent in writing is signed by all the shareholders entitled to vote on the action.

Blank Check Preferred Stock. Our articles of incorporation authorize the issuance of blank check preferred stock. As described above under “Preferred Stock,” the board of directors can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred stock and could issue such stock in either private or public transactions. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the board of directors opposes.

Fair Price Provisions. Our articles of incorporation contain certain “fair price” provisions. These provisions state that any person who acquires 10% or more of our voting stock cannot engage in a significant transaction with us that is not approved by our continuing directors or the holders of 90% of our stock unless our shareholders receive a price at least equal to that determined by a formula set forth in our articles of incorporation. In addition, if the acquiror paid cash to acquire his original interests, he must pay cash in the subsequent significant transaction. Under these provisions, continuing directors are directors who were on the board prior to the acquiror’s 10% or more acquisition or were subsequently recommended by such original directors.

Election and Removal of Directors

Our directors are elected for one-year terms and can be removed, with or without cause, if the number of votes cast for removal at a shareholder meeting called for that purpose constitutes a majority of the votes entitled to be cast at an election of directors. Our by-laws currently provide that the total number of directors is eight, but the number of directors may be increased or decreased by amendment of the by-laws. Vacancies in the board may be filled by shareholders or by the board. Special meetings of shareholders may be called only by a majority of our board of directors or by our chief executive officer. Our by-laws require that advance notice of nominees for election as directors be made by a shareholder, and that shareholder proposals be given to our corporate secretary, together with certain specified information, not less than 90 days nor more than 180 days before the anniversary of the immediately preceding annual meeting of shareholders.

Virginia Anti-Takeover Statutes and Other Virginia Laws

Control Share Acquisition Statute. As permitted by Virginia law, we have opted out of the Virginia anti-takeover law regulating “control share acquisitions.” Under that Virginia statute, shares acquired in an acquisition that would cause an acquiror’s voting strength to meet or exceed any of three thresholds (20%, 33 1/3% or 50%) have no voting rights unless those rights are granted by a majority vote of all outstanding shares other than those held by the acquiror or any officer or employee director of the corporation. An acquiring person that owns five percent or more of the corporation’s voting stock may require that a special meeting of the shareholders be held, to consider the grant of voting rights to the shares acquired in the control share acquisition. This regulation was designed to deter certain takeovers of Virginia public corporations.

Affiliated Transactions. Under the Virginia anti-takeover law regulating affiliated transactions, material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by the holders of at least two-thirds of the remaining voting shares. Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than five percent. For three years following the time that a shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder without approval of two-thirds of the disinterested voting shares and a majority of the disinterested directors. A disinterested director is a director who was a director on the date on which an interested shareholder became an interested shareholder or was recommended for election or elected by a majority of the disinterested directors then on the board. After three years, the approval of the disinterested directors is no longer required. The provisions of this statute do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder. Virginia law permits corporations to opt out of the affiliated transactions provisions. We have not opted out.

Director Standards of Conduct. Under Virginia law, directors must discharge their duties in accordance with their good faith business judgment of the best interests of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Virginia law provides that, in determining the best interests of the corporation, a director may consider the possibility that those interests may best be served by the continued independence of the corporation.

Shareholder Rights Plan

Our board of directors has adopted a shareholder rights plan (the “Rights Plan”) pursuant to which each outstanding share of our common stock has associated with it a right (a “Right”). Each Right entitles the registered holder under the circumstances described below to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock (the “Preferred Shares”) at a price of $100.00 (the “Purchase Price”), subject to adjustment. The following is a summary of certain terms of the Rights Plan. The Rights Plan is an exhibit to the registration statement of which this prospectus is a part and this summary is qualified by reference to the specific terms of the Rights Plan.

Until the Distribution Date, the Rights will be evidenced by the certificates representing shares of common stock outstanding, and no separate certificates for the Rights will be distributed. The Rights will separate from the common stock and the Distribution Date will occur upon the earlier of

•	ten calendar days following the public announcement that a person or group of affiliated or associated persons has become an Acquiring Person; or

•

ten business days or such later date as may be determined by a majority of Continuing Directors after the commencement of, or first public announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of our common stock.

With certain exceptions described in the Rights Agreement, a person or group becomes an Acquiring Person when such person or group acquires or obtains the right to acquire beneficial ownership of 15% or more of the then outstanding shares of our common stock, or 10% or more of those shares if our board of directors, in accordance with its good faith business judgment of our best interests, declares the acquiror an Adverse Person under guidelines set forth in the Rights Agreement. The board of directors may declare any person to be an Adverse Person after it determines:

•	that this person, together with all this person’s affiliates and associates, has become the beneficial owner of at least 10% of our common stock, and

•

that this ownership is reasonably likely to cause us to repurchase the common stock owned by this person or cause us to take action that would provide this person with short-term gain to the detriment of our long-term interests or is causing or reasonably likely to cause a material adverse impact on our business, financial position or prospects.

Under the Rights Plan, a Continuing Director is any member of our board of directors who is not an Acquiring Person or an affiliate or associate or representative of an Acquiring Person, and was a member of the board prior to February 21, 1998, or any person who subsequently becomes a member of the board who, while a member of the board, is not an Acquiring Person, or an affiliate or associate or representative of an Acquiring Person, if the member’s nomination for election or election to the board is recommended or approved by a majority of the Continuing Directors of which there must be at least a majority then in office.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 11, 2008, unless earlier redeemed or exchanged as described below.

As soon as practicable after the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of our common stock as of the close of business on the Distribution Date, and thereafter, the separate Rights certificates alone will represent the Rights. Except as otherwise provided by the Rights Agreement or determined by our board of directors, only shares of common stock issued prior to the Distribution Date will be issued with Rights.

In the event that a person becomes an Acquiring Person, each holder of a Right, other than any Acquiring Person, whose Rights will become null and void, will thereafter have the right to receive, upon exercise, shares of our common stock, or in certain circumstances, cash, property or other securities, having a value equal to two times the Purchase Price of the Right.

After a person or group has become an Acquiring Person, in the event that:

•	we consolidate or merge with any other person, and we are not the surviving corporation,

•	any person engages in a share exchange, consolidation or merger with us where our common stock is exchanged for securities, cash or property of the other person and we are the surviving corporation,

•	we are a party to a statutory share exchange with any other person after which we are a subsidiary of any other person or

•	50% or more of our assets or earning power is sold or transferred,

proper provision will be made so that each holder of a Right, other than any Acquiring Person, whose Rights will become null and void, will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right. The events described in this paragraph are called “Triggering Events” in the Rights Plan.

The Purchase Price payable, and the number of shares of common stock or other securities, cash or property issuable, upon exercise of the Rights are subject to customary adjustments from time to time to prevent dilution in the event of certain changes in our shares. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to an increase or decrease of at least 1% in the Purchase Price.

At any time before there is an Acquiring Person, our board of directors may redeem the Rights in whole, but not in part, at a price of $.001 per Right. If redemption takes place after an Adverse Change of Control, at least a majority of the members of the board of directors must be Continuing Directors and redemption must be approved by a majority of Continuing Directors. The redemption of the Rights may be made effective at the time, on the basis, and with the conditions as our board of directors in its sole discretion may establish. Immediately upon the action of our board of directors ordering the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

Under the Rights Plan, an Adverse Change of Control occurs if a change resulting from a proxy or consent solicitation in any of our directors in office at the commencement of the solicitation, if any person who is or was a participant in such solicitation has stated, or if upon the commencement of such solicitation, a majority of our board of directors has determined in good faith, that person has taken or intends to take, or may consider taking, any action that would result in that person becoming an Acquiring Person or that would cause the occurrence of a Triggering Event.

At any time after a person becomes an Acquiring Person, but before the Acquiring Person owns 50% or more of our common stock, our board of directors provided that at least a majority of the members are Continuing Directors and the exchange is authorized by a majority of Continuing Directors, may exchange the then outstanding and exercisable Rights, other than those owned by an Acquiring Person, for shares of common stock, each Right being exchangeable for one share of common stock, subject to adjustment.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends.

The terms of the Rights may be amended by our board of directors without the consent of the holders of the Rights. However, if an amendment takes place after an Adverse Change of Control, at least a majority of the members must be Continuing Directors and the amendment must be approved by a majority of Continuing Directors.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirers from making takeover proposals or tender offers.

Indemnification of Officers and Directors

Virginia law permits, and our by-laws provide for, the indemnification of our directors and officers with respect to certain liabilities and expenses imposed upon them in connection with any civil, criminal or other proceeding by reason of having been a director or officer of Penn Virginia. This indemnification does not apply to willful misconduct or a knowing violation of the criminal law. We have been informed that in the opinion of the Securities and Exchange Commission indemnification for liability under the Securities Act of 1933 is against public policy and is unenforceable.

Transfer Agent and Registrar

Our transfer agent and registrar of the common stock, as well as the rights agent under our Rights Plan, is American Stock Transfer & Trust Company.

DESCRIPTION OF DEPOSITARY SHARES

We may offer depositary shares (either separately or together with other securities) representing fractional interests in our preferred stock of any series. In connection with the issuance of any depositary shares, we will enter into a deposit agreement with a bank or trust company, as depositary, which will be named in the applicable prospectus supplement. Depositary shares will be evidenced by depositary receipts issued pursuant to the related deposit agreement. Immediately following our issuance of the preferred stock related to the depositary shares, we will deposit the preferred stock with the relevant preferred stock depositary and will cause the preferred stock depositary to issue, on our behalf, the related depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fraction of a share of preferred stock represented by the related depositary share, to all the rights, preferences and privileges of, and will be subject to all of the limitations and restrictions on, the preferred stock represented by the depositary receipt (including, if applicable, dividend, voting, conversion, exchange redemption and liquidation rights).

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, preferred stock or common stock. Warrants may be issued independently or together with, or as a unit including, debt securities, preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from any of the other offered securities. Each warrant will entitle the holder to purchase the principal amount of debt securities or number of shares of preferred stock or common stock, as the case may be, at the exercise price and in the manner specified in the prospectus supplement relating to those warrants. Warrants will be issued under one or more warrant agreements to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. We will file the warrant agreement, and any unit agreement, with the SEC in connection with any offering of warrants.

The prospectus supplement relating to a particular issuance of warrants will describe the terms of the warrants, including the following:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of the warrants;

•	the designation and terms of the securities purchasable upon exercise of the warrants;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of such warrants issued with each security;

•	if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

•

the principal amount of debt securities purchasable upon exercise of a warrant, if a debt warrant, and the price at which the principal amount of securities may be purchased upon exercise, which price may be payable in cash, securities, or other property;

•	the date on which the right to exercise the warrants commences and the date on which the right expires;

•	if applicable, the number of shares of common stock or preferred stock purchasable upon exercise of a warrant and the price at which the shares may be purchased upon exercise;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	if applicable, a discussion of material United States federal income tax considerations;

•	whether the debt warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

•	information with respect to book-entry procedures, if any;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	the antidilution provisions of the warrants, if any;

•	the redemption or call provisions, if any, applicable to the warrants; and

•	any additional terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

PLAN OF DISTRIBUTION

We may sell the securities pursuant to this prospectus:

•	through agents;

•	through underwriters or dealers; or

•	directly to one or more purchasers, including existing shareholders in a rights offering.

By Agents

Securities offered by us pursuant to this prospectus may be sold through agents designated by us. Unless otherwise indicated in the prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

By Underwriters

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless otherwise indicated in the prospectus supplement, the underwriters must purchase all the securities of the series offered by a prospectus supplement if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales; Rights Offerings

Securities offered by us pursuant to this prospectus may also be sold directly by us. In this case, no underwriters or agents would be involved. We may sell offered securities upon the exercise of rights that may be issued to our securityholders. We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities.

Delayed Delivery Arrangements

We may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase offered securities providing for payment and delivery on a future date specified in the prospectus supplement. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, education and charitable institutions and such other institutions as may be approved by us. The obligations of any such purchasers under such delayed delivery and payment arrangements will be subject to the condition that the purchase of the offered securities will not at the time of delivery be prohibited under applicable law. The underwriters and such agents will not have any responsibility with respect to the validity or performance of such contracts.

General Information

Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in the applicable prospectus supplement.

The securities (other than common stock) offered by this prospectus and any prospectus supplement, when first issued, will have no established trading market. Any underwriters or agents to or through whom such securities are sold by us for public offering and sale may make a market in such securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for any such securities.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL MATTERS

Our counsel, Vinson & Elkins L.L.P., New York, New York, will pass upon certain legal matters in connection with the offered securities. Certain legal matters relating to Virginia law will be passed upon for us by Hunton & Williams LLP. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The consolidated financial statements of Penn Virginia Corporation as of and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 consolidated financial statements refers to a change in accounting for share-based payments and postretirement plans.